CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone : (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

31st May 2007

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith the following documents of the Company for your record:

(1) A copy of announcement published today in The Standard;

(2) Shareholders' Circular together with Notice of Extraordinary General Meeting; and

(3) Form of Proxy.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Company Secretary

FL/wc
Encl.

c.c.: Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by e-mail: judykang@bankofny.com)
Ms. Irene Fung, Vice President, The Bank of New York, H.K. (w/e, by hand)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders of Cathay Pacific Airways Limited will be held at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Friday, 29th June 2007 at 10:00 a.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

THAT the entering into of the Framework Agreement by the Company (a copy of which agreement has been produced to the meeting and signed by the chairman of the meeting for the purpose of identification), its term, the Transactions and the annual caps set out below be and are hereby approved (terms defined in the circular to shareholders of the Company dated 31st May 2007 having the same meanings when used in this resolution):

	2007	2008	2009	2010	2011
(HK$ million)	Cap	Cap	Cap	Cap	Cap
Services	3,000	3,300	3,630	3,993	4,393

	2012	2013	2014	2015	2016
(HK$ million)	Cap	Cap	Cap	Cap	Cap
Services	4,832	5,315	5,846	6,431	7,075

By order of the Board

David Fu
Company Secretary

Hong Kong, 31st May 2007

Notes:

1. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.
2. All proxies must be deposited with the Registrars, Computershare Hong Kong Investor Services Limited, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the meeting or any adjourned meeting thereof.
3. The vote at the Extraordinary General Meeting will be taken by poll.
4. As at the date of this notice, the Directors of the Company are:
   Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Philip Chen, Augustus Tang and Tony Tyler;
   Non-Executive Directors: Martin Cubbon, Henry Fan, Davy Ho, James Hughes-Hallett, Li Jiaxiang, Vernon Moore, Robert Woods, Zhang Lan and Leslie Chang (Alternate Director to Henry Fan); and
   Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.
5. The circular to shareholders is also available on the Company's website: http://www.cathaypacific.com.

SWIRE CATHAY PACIFIC

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Cathay Pacific Airways Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Cathay Pacific Airways Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

Continuing Connected Transactions
Aircraft Maintenance

Independent Financial Adviser: **COMMERZBANK**

Commerzbank AG Hong Kong Branch

CATHAY PACIFIC

A letter from the Independent Board Committee containing its recommendation to the Independent Shareholders is set out on page 10 of this circular. A letter from Commerzbank AG, the independent financial adviser, containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 11 to 21 of this circular.

A notice convening the EGM to be held on Friday, 29th June 2007 at 10:00 a.m. at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong is set out on page 28 of this circular. Whether or not you are able to attend the EGM, please complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the share registrar of the Company, Computershare Hong Kong Investor Services Limited, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

31st May 2007

In this circular the following expressions have the following meanings unless the context requires otherwise:

AHK	AHK Air Hong Kong Limited, a non-wholly owned subsidiary of Cathay Pacific, the principal activity of which is the operation of cargo airline services.
BM Services	Comprehensive range of scheduled maintenance services such as airframe heavy checks, major structural and avionics modifications, refurbishments, painting and freighter conversions.
CAO Services	Component and avionics overhaul services to a range of aircraft components such as mechanical, hydraulic and avionics equipment.
Cathay Pacific or Company	Cathay Pacific Airways Limited, a company incorporated in Hong Kong and listed on the Stock Exchange, the principal activity of which is the operation of scheduled airline services. It owns 27.45% of the issued share capital of HAECO.
Cathay Pacific Group or the Group	Cathay Pacific and its subsidiaries, including AHK and Dragonair.
CITIC	CITIC Pacific Limited, a company incorporated in Hong Kong and listed on the Stock Exchange.
Directors	The directors of the Company.
Dragonair	Hong Kong Dragon Airlines Limited, a wholly owned subsidiary of Cathay Pacific, the principal activity of which is the operation of scheduled airline services.
EGM	Extraordinary General Meeting of the Company.
Engineering Services	Services in support of LM Services, BM Services and CAO Services, including aircraft documentation, technical data exchange and interior product maintenance and such other support services to be agreed from time to time between Cathay Pacific Group and HAECO Group.
Framework Agreement	The framework agreement dated 21st May 2007 between Cathay Pacific and HAECO for provision of the Services by HAECO Group to Cathay Pacific Group under the Relevant Agreements and any further agreements between Cathay Pacific Group and HAECO Group.
HAECO	Hong Kong Aircraft Engineering Company Limited, a company incorporated in Hong Kong and listed on the Stock Exchange, the principal activity of which is the provision of overhaul and maintenance services for commercial aircraft.
HAECO Group	HAECO and its subsidiaries, including TAECO and Taikoo Landing Gear.

HKIA	Hong Kong International Airport.
Independent Board Committee	An independent committee of the Board of Directors comprising Peter Lee, Raymond Or, Jack So and Tung Chee Chen, all of whom are independent non-executive Directors.
Independent Financial Adviser	Commerzbank AG, acting through its Hong Kong branch, a licensed bank under the Banking Ordinance and an authorised financial institution under the SFO to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities as set out in Schedule 5 to the SFO, and appointed as the independent financial adviser to the Independent Board Committee.
Independent Shareholders	Shareholders of Cathay Pacific apart from Swire and its associates.
Latest Practicable Date	25th May 2007, being the last practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular.
Listing Rules	The Rules Governing the Listing of Securities on the Stock Exchange.
LM Services	Line maintenance services covering transit and overnight servicing as well as progressive maintenance checks up to "A" checks including defect rectification. Also includes non-technical services such as aircraft towing, water/toilet servicing, exterior aircraft washing/waxing and cabin cleaning and ground equipment support.
Model Code	Model Code for Securities Transactions by Directors of Listed Companies, being Appendix 10 of the Listing Rules.
PRC	The People's Republic of China.
Relevant Agreement(s)	Any one or all of the following agreements: (1) Total Care Package Contract dated 9th September 2004 between HAECO and AHK, pursuant to which HAECO published announcements dated 13th September 2004, 16th February 2006 and 14th February 2007; (2) Line Maintenance Contract dated 9th September 2004 between HAECO and AHK, pursuant to which HAECO published announcements dated 13th September 2004, 16th February 2006 and 14th February 2007; (3) HAECO Service Agreement dated 10th November 2005 between Cathay Pacific and HAECO, pursuant to which Cathay Pacific and HAECO published announcements dated 10th November 2005 and dispatched circulars to shareholders dated 22nd November 2005;

(4) TAECO Service Agreement dated 10th November 2005 between Cathay Pacific and TAECO, pursuant to which Cathay Pacific and HAECO published announcements dated 10th November 2005 and dispatched circulars to shareholders dated 22nd November 2005;

(5) TAECO Line Maintenance Agreement dated 10th November 2005 between Cathay Pacific and TAECO, pursuant to which Cathay Pacific and HAECO published announcements dated 10th November 2005 and dispatched circulars to shareholders dated 22nd November 2005; and/or

(6) any further agreements entered into between Cathay Pacific Group and HAECO Group in respect of maintenance of aircraft, parts or components from time to time.

Services	The maintenance services in respect of aircraft, parts and/or components provided under the Framework Agreement and/or the Relevant Agreements.
SFO	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).
Shareholders	The shareholders of the Company.
Stock Exchange	The Stock Exchange of Hong Kong Limited.
Swire	Swire Pacific Limited, a company incorporated in Hong Kong and listed on the Stock Exchange.
TAECO	Taikoo (Xiamen) Aircraft Engineering Company Limited, a non-wholly owned subsidiary of HAECO incorporated in the PRC, whose principal activity is the provision of overhaul and maintenance services for commercial aircraft.
Taikoo Landing Gear	Taikoo (Xiamen) Landing Gear Services Co., Ltd., a non-wholly owned subsidiary of HAECO incorporated in the PRC, whose principal activity is the provision of repair, overhaul and support services of landing gears of civil aircraft.
Transactions	The provision of the Services by HAECO Group to Cathay Pacific Group pursuant to the Framework Agreement and the Relevant Agreements.

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)

Executive Directors
Christopher Pratt (Chairman)
Robert Atkinson
Philip Chen
Augustus Tang
Tony Tyler

Non- Executive Directors
Martin Cubbon
Henry Fan
Davy Ho
James Hughes-Hallett
Li Jiaxiang
Vernon Moore
Robert Woods
Zhang Lan
Leslie Chang (Alternate Director to Henry Fan)

Independent Non-Executive Directors
Peter Lee
Raymond Or
Jack So
Tung Chee Chen

Registered Office:
35th Floor
Two Pacific Place
88 Queensway
Hong Kong

To the Shareholders

31st May 2007

Dear Sir or Madam,

Continuing Connected Transactions
Aircraft Maintenance

INTRODUCTION

Reference is made to the Company's announcement dated 21st May 2007 regarding the Transactions relating to the Framework Agreement between Cathay Pacific and HAECO dated 21st May 2007, pursuant to which HAECO Group provides the Services to Cathay Pacific Group for maintenance of Cathay Pacific Group's aircraft for a term of 10 years ending on 31st December 2016.

The purposes of this circular are:

(a) to provide you with further information relating to the Framework Agreement and the Transactions and other information required by the Listing Rules;

(b) to set out the letter of advice from Commerzbank AG to the Independent Board Committee and the Independent Shareholders and the recommendation and opinion of

the Independent Board Committee as advised by Commerzbank AG in relation to the Transactions; and

(c) to give you notice of the EGM to consider and, if thought fit, to approve the Framework Agreement, its term and the Transactions (including the annual caps).

Framework Agreement dated 21st May 2007

Parties: (1) Cathay Pacific
(2) HAECO

Pursuant to the Framework Agreement, HAECO Group provides the Services to Cathay Pacific Group for maintenance of Cathay Pacific Group's aircraft.

The Framework Agreement is for a term of 10 years ending on 31st December 2016. A duration of 10 years for the Framework Agreement is required in order for HAECO Group to maintain necessary facilities, components and spare parts for providing the Services to Cathay Pacific Group cost-effectively. Since the term of Framework Agreement is for 10 years, Commerzbank AG has been appointed as Independent Financial Adviser to comment on the duration of the Framework Agreement and their comments are set out in the letter from the Independent Financial Adviser contained in this circular. The Framework Agreement incorporates the Relevant Agreements between Cathay Pacific Group and HAECO Group and provides for a framework under which a Relevant Agreement is entered, renewed or extended. In particular, the Framework Agreement also provides for the entry, renewal or extension of a Relevant Agreement between Cathay Pacific Group and HAECO Group for a term or successive terms expiring on or before 31st December 2016.

The terms of the Framework Agreement are consistent with normal business practices. A party may terminate the Framework Agreement with immediate effect by notice to the other party in the event of material default by that other party. In the event of termination of the Framework Agreement, all the rights and obligations of the parties under the Framework Agreement shall forthwith cease, but any rights, liabilities or remedies arising prior to such termination shall not be affected.

The terms of the Framework Agreement, including the charges for the Services determined by reference to the respective types of aircraft, parts and components and technical standards required, have been arrived at after negotiations at an arm's length on normal commercial terms.

Payment shall be made in cash by Cathay Pacific Group to HAECO Group within 30 days upon receipt of the invoice.

The Services

The Services are provided under the following Relevant Agreements:

(1) Total Care Package Contract dated 9th September 2004 between HAECO and AHK, pursuant to which HAECO published announcements dated 13th September 2004, 16th February 2006 and 14th February 2007;

(2) Line Maintenance Contract dated 9th September 2004 between HAECO and AHK, pursuant to which HAECO published announcements dated 13th September 2004, 16th February 2006 and 14th February 2007;

(3) HAECO Service Agreement dated 10th November 2005 between Cathay Pacific and HAECO, pursuant to which Cathay Pacific and HAECO published announcements dated 10th November 2005 and dispatched circulars to shareholders dated 22nd November 2005;

(4) TAECO Service Agreement dated 10th November 2005 between Cathay Pacific and TAECO, pursuant to which Cathay Pacific and HAECO published announcements dated 10th November 2005 and dispatched circulars to shareholders dated 22nd November 2005;

(5) TAECO Line Maintenance Agreement dated 10th November 2005 between Cathay Pacific and TAECO, pursuant to which Cathay Pacific and HAECO published announcements dated 10th November 2005 and dispatched circulars to shareholders dated 22nd November 2005; and/or

(6) any further agreements entered into between Cathay Pacific Group and HAECO Group in respect of maintenance of aircraft, parts or components from time to time.

The Services include, but not limited to, the following:

(1) the provision by HAECO to AHK of a total care package for AHK's fleet, including acquisition of an inventory of rotable and repairable spares for leasing to AHK and providing management, logistic support and maintenance to this inventory;

(2) the provision by HAECO of line maintenance services for AHK's fleet at HKIA, including routine maintenance check, non-routine maintenance, actions to address inbound technical issues, ad-hoc maintenance support, ramp services, material supplies, tooling supplies, aircraft release and certification, and aircraft on ground support;

(3) the provision by HAECO to Cathay Pacific Group of: LM Services for aircraft visiting HKIA; BM Services at HKIA; comprehensive stores and logistics support services comprising receiving / inspection, warehousing, distribution, import / export services; material supply; CAO Services; and Engineering Services; and/or

(4) the provision by TAECO to Cathay Pacific Group of: store facilities, material supply, BM Services at Xiamen, Engineering Services, LM Services for aircraft visiting Xiamen and such other airports as Cathay Pacific Group and TAECO shall from time to time agree.

The annual caps

The annual caps for the Transactions have been determined by reference to the actual amounts of the Services in the four years ended 31st December 2006 set out below, the forecast payments for the Services to be provided by HAECO Group to Cathay Pacific Group in the 10 years ending 31st December 2016 and the projections of Cathay Pacific Group in respect of the fleet size, annual aircraft utilisation and other operating parameters, taking into account that 36 aircraft are under firm orders for delivery from 2007 to 2010. In addition, a cushion of 30% has

been added to provide flexibility for possible changes in the level of Services associated with the growth and the scheduled and possible unscheduled maintenance of the aircraft of Cathay Pacific Group. The Directors estimate that the amounts payable for the Services in respect of aircraft maintenance for the 10 years ending 31st December 2016 will not exceed the annual caps set out below, which consolidates and replaces the annual caps previously set for the Transactions.

	2003	2004	2005	2006	
(HK$ million)	Actual	Actual	Actual	Actual	
Services	1,227	1,345	1,476	1,627	
	2007	2008	2009	2010	2011
(HK$ million)	Cap	Cap	Cap	Cap	Cap
Services	3,000	3,300	3,630	3,993	4,393
	2012	2013	2014	2015	2016
(HK$ million)	Cap	Cap	Cap	Cap	Cap
Services	4,832	5,315	5,846	6,431	7,075

Reasons for, and benefits of, the Transactions

For over 57 years, Cathay Pacific's fleet has been maintained by HAECO and also by TAECO since 1996. HAECO Group has the necessary expertise and efficiency to provide the Services which will enable Cathay Pacific Group to maintain its aircraft fleet in a cost effective manner which is beneficial to Cathay Pacific Group's business.

Connection between the parties

Swire, which is a substantial shareholder of Cathay Pacific by virtue of its 39.92% shareholding in Cathay, owns 32.80% of the issued share capital of HAECO. HAECO is therefore an associate of Swire and hence a connected person of Cathay Pacific under the Listing Rules.

Compliance with the Listing Rules

As the highest of the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the Transactions will, on an annual basis, be more than 2.5%, the Company has to comply with the announcement, reporting and independent shareholders' approval requirements under Rule 14A.35 of the Listing Rules.

The Independent Board Committee has been constituted to advise the Independent Shareholders in respect of the resolution to approve the Framework Agreement, its term and the Transactions (including the annual caps). Commerzbank AG has been appointed as Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the Framework Agreement, its term and the Transactions (including the annual caps).

The Company will convene an EGM to consider and, if thought fit, to approve the Framework Agreement, its term and the Transactions (including the annual caps). Voting will be by poll and

Swire, being a substantial shareholder of both Cathay Pacific and HAECO, will abstain from voting.

The Company will comply with the continuing obligations under Rules 14A.37-41 of the Listing Rules and will re-comply with the relevant Listing Rules after 31st December 2016 or if the annual caps are exceeded or when there is a material change to the terms of the Framework Agreement.

EGM

There is set out on page 28 a notice convening the EGM to be held on Friday, 29th June 2007 at 10:00 a.m. at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong, at which a resolution will be proposed to the Independent Shareholders to approve the Framework Agreement, its term and the Transactions (including the annual caps). The vote of the Independent Shareholders at the EGM will be taken by poll.

In accordance with the Listing Rules, Swire which held a 39.92% shareholding in CX and a 32.80% shareholding in HAECO as at the Latest Practicable Date, will abstain from voting on the resolution to approve the Framework Agreement, its term and the Transactions (including the annual caps) at the EGM.

A form of proxy for use at the EGM is enclosed. Whether or not you are able to attend the EGM in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

Recommendation

Your attention is drawn to (i) the letter from the Independent Board Committee set out on page 10 of this circular which contains its recommendation to the Independent Shareholders concerning the Transactions; and (ii) the letter from Commerzbank AG set out on pages 11 to 21 of this circular which contains their advice to the Independent Board Committee and the Independent Shareholders in relation to the Transactions and the principal factors and reasons considered by them in formulating their advice.

Additional information

Your attention is also drawn to the information set out in the appendix to this circular and the notice of the EGM set out in this circular.

By order of the Board
Cathay Pacific Airways Limited
Christopher Pratt
Chairman

31st May 2007

To the Independent Shareholders

Dear Sir or Madam,

Continuing Connected Transactions
Aircraft Maintenance

We refer to the circular dated 31st May 2007 of the Company (the "Circular") of which this letter forms part. Terms defined in the Circular bear the same meanings herein unless the context otherwise requires.

We have been appointed to form the Independent Board Committee to consider the terms of the Framework Agreement, its term and the Transactions (including the annual caps) and to advise the Independent Shareholders whether, in our opinion, such terms are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Commerzbank AG has been appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Framework Agreement, its term and the Transactions (including the annual caps).

We wish to draw your attention to the letter from the Board set out on pages 5 to 9 of the Circular which contains, inter alia, information on the Framework Agreement, its term and the Transactions (including the annual caps), and the letter of advice from Commerzbank AG set out on pages 11 to 21 of the Circular which contains its advice in respect of the terms of the Framework Agreement, its term and the Transactions (including the annual caps).

Having taken into account the advice of Commerzbank AG, we consider that the terms of the Framework Agreement, its term and the Transactions (including the annual caps) are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM.

Yours faithfully,
The Independent Board Committee
Peter Lee
Raymond Or
Jack So
Tung Chee Chen
Independent Non-Executive Directors

The following is the text of a letter received from Commerzbank AG setting out its advice to the Independent Board Committee and the Independent Shareholders in respect of the Transactions for inclusion in this Circular.

德 國 商 業 銀 行

COMMERZBANK

(Public Limited Company Incorporated in the Federal Republic of Germany)

HONG KONG BRANCH

G.P.O. BOX 11378
HONG KONG
21/F, The Hong Kong Club Building
3A Chater Road, Central

telelphone 28429666
telex 66 400 cbk hk hx
fax 28681414
swift COBAHK HX XXX

31st May 2007

The Independent Board Committee and the Independent Shareholders of
Cathay Pacific Airways Limited
35th Floor, Two Pacific Place
88 Queensway
Hong Kong

Dear Sirs,

Continuing Connected Transactions
Aircraft Maintenance

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Framework Agreement, its term and the Transactions (including the annual caps), details of which are set out in the circular dated 31st May 2007 (the "**Circular**"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter unless the context requires otherwise.

The Directors announced on 21st May 2007 that Cathay Pacific and HAECO have entered into the Framework Agreement on 21st May 2007 for HAECO Group to provide the Services to Cathay Pacific Group for maintenance of Cathay Pacific Group's aircraft for a term of 10 years ending on 31st December 2016.

Our role as the Independent Financial Adviser is to give our advice to the Independent Board Committee and the Independent Shareholders on the Framework Agreement, its term and the Transactions (including the annual caps) as to whether they are fair and reasonable and are in the interests of the Company and the Shareholders as a whole, and whether the Transactions are on normal commercial terms and in the ordinary and usual course of business of the Company.

In formulating our advice, we have relied on the information and facts supplied to us by the Company. We have assumed that all information, opinion and representations contained or referred to in the Circular are true, complete and accurate and we have relied on the same. We have also relied on the representations of the Company that having made all due enquiries and

careful considerations, and to the best of its knowledge and belief, there are no other facts or representations, the omission of which would make any statement contained in the Company's circular dated 31st May 2007, including this letter, misleading. We have also assumed that all information, statements and representations made or referred to in the Circular, which have been provided to us by the Company, and for which they are wholly responsible, are true, complete and accurate as at the Latest Practicable Date.

We consider that we have reviewed sufficient information to enable us to reach an informed view regarding the Framework Agreement, its term and the Transactions (including the annual caps) and to provide us with a reasonable basis for our advice. We have no reason to suspect that any material facts have been omitted or withheld, nor are we aware of any facts or circumstances which would render the information and representations made to us untrue, inaccurate or misleading. We have not, however, carried out any independent verification of the information provided by the Company, nor have we conducted any independent in-depth investigation into the business and affairs of the Group.

Swire, which is a substantial Shareholder of the Company by virtue of its 39.92% shareholding in the Company, owns 32.80% of the issued share capital of HAECO. HAECO is therefore an associate of Swire and hence a connected person of the Company under the Listing Rules.

As the highest of the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the annual caps of the Transactions will, on an annual basis, be more than 2.5%, the Company has to comply with the announcement, reporting and independent shareholders' approval requirements under Rule 14A.35 of the Listing Rules.

PRINCIPAL FACTORS CONSIDERED

In assessing the Framework Agreement, its term and the Transactions (including the annual caps) and giving our independent financial advice to the Independent Board Committee and the Independent Shareholders, we have taken into account the following principal factors and reasons:

1. Cathay Pacific Group and HAECO Group

The principal activity of Cathay Pacific Group is the operation of scheduled airline services which are principally to and from Hong Kong. Cathay Pacific Group is also engaged in other related services, including airline catering, aircraft handling and engineering.

HAECO Group is one of the world's leading aeronautical engineering groups which is engaged in the maintenance, modification, repair and overhaul of commercial aircraft and their components. HAECO is principally based at the HKIA, where it provides line maintenance services to the majority of airlines operating at HKIA. TAECO is located in Xiamen and principally provides heavy maintenance on Boeing and Airbus aircraft models and offers passenger to freighter aircraft conversion programmes on B747-200/300/400/MD-11 models. Currently, TAECO also provides line maintenance services in Beijing, Shanghai and Xiamen.

2. The Framework Agreement

2.1 Services provided by HAECO Group to Cathay Pacific Group

Cathay Pacific has entered into the Framework Agreement with HAECO for HAECO Group to provide the Services to Cathay Pacific Group for maintenance of Cathay Pacific Group's aircraft for a term of 10 years ending on 31st December 2016. The Framework Agreement incorporates the Relevant Agreements between Cathay Pacific Group and HAECO Group and provides for a framework under which a Relevant Agreement is entered, renewed or extended. In particular, the Framework Agreement also provides for the entry, renewal or extension of a Relevant Agreement between Cathay Pacific Group and HAECO Group for a term or successive terms expiring on or before 31st December 2016.

HAECO's Hong Kong operations comprise heavy maintenance at hangars and line maintenance at the passenger and cargo terminals at HKIA as well as component overhaul at Tseung Kwan O and inventory technical management services. TAECO performs heavy maintenance and passenger to freighter conversions using its four double wide-body bay hangars at Xiamen Gaoqi International Airport. TAECO also performs line maintenance operations in Beijing, Shanghai and Xiamen.

We understand from the Directors that the Services are provided under the following Relevant Agreements:

(1) the total Care Package Contract dated 9th September 2004 between HAECO and AHK, pursuant to which HAECO published announcements dated 13th September 2004, 16th February 2006 and 14th February 2007;

(2) the Line Maintenance Contract dated 9th September 2004 between HAECO and AHK, pursuant to which HAECO published announcements dated 13th September 2004, 16th February 2006 and 14th February 2007;

(3) the HAECO Service Agreement dated 10th November 2005 between Cathay Pacific and HAECO, pursuant to which Cathay Pacific and HAECO published announcements dated 10th November 2005 and dispatched circulars to their respective shareholders dated 22nd November 2005;

(4) the TAECO Service Agreement dated 10th November 2005 between Cathay Pacific and TAECO, pursuant to which Cathay Pacific and HAECO published announcements dated 10th November 2005 and dispatched circulars to their respective shareholders dated 22nd November 2005;

(5) the TAECO Line Maintenance Agreement dated 10th November 2005 between Cathay Pacific and TAECO, pursuant to which Cathay Pacific and HAECO published announcements dated 10th November 2005 and dispatched circulars to shareholders dated 22nd November 2005; and/or

(6) any further agreements entered into between Cathay Pacific Group and HAECO Group in respect of maintenance of aircraft, parts or components from time to time.

We note from the Directors that the Services include, but not limited to, the following:

(1) the provision by HAECO to AHK of a total care package for AHK's fleet, including acquisition of an inventory of rotable and repairable spares for leasing to AHK and providing management, logistic support and maintenance to this inventory;

(2) the provision by HAECO of line maintenance services for AHK's fleet at HKIA, including routine maintenance check, non-routine maintenance, actions to address inbound technical issues, ad-hoc maintenance support, ramp services, material supplies, tooling supplies, aircraft release and certification, and aircraft on ground support;

(3) the provision by HAECO to Cathay Pacific Group of: LM Services for aircraft visiting HKIA; BM Services at HKIA; comprehensive stores and logistics support services comprising receiving / inspection, warehousing, distribution, import / export services; material supply; CAO Services; and Engineering Services; and/or

(4) the provision by TAECO to Cathay Pacific Group of: store facilities, material supply, BM Services at Xiamen, Engineering Services, LM Services for aircraft visiting Xiamen and such other airports as Cathay Pacific Group and TAECO shall from time to time agree.

We understand that, in general, line maintenance services refer to the related maintenance services performed during normal transit, routine turnaround or scheduled layover periods, which are necessary to ensure the airworthiness and safety of an aircraft for the next flight. Base maintenance services refer to heavy maintenance services such as major structural and avionics modifications, cabin refurbishment and painting services which require the use of hangars.

In accordance with the information provided by the Hong Kong Airport Authority, we note that currently, line maintenance services at HKIA are provided by three franchisees, namely, China Aircraft Services Ltd, Pan Asia Pacific Aviation Services Ltd and HAECO. Amongst the three franchisees, HAECO is the only aircraft maintenance company that has the facility to offer a comprehensive package covering both line and base maintenance with transit, technical services and full hangar support, as HAECO is the major base maintenance service provider at HKIA until 2036.

We have conducted research on other Asian based airline service providers providing similar line maintenance, base maintenance, technical support, supply repair, overhaul maintenance and engineering services to other airline operators for the past three years. We noticed that service providers have different scope of maintenance services to different customers and contracts are concluded on a case-by-case basis. As no detailed information as to the exact scope of services provided by different service providers is publicly available, we find it more appropriate to make comparison on the Relevant Agreements with HAECO's existing maintenance contracts with other airline operators.

We have discussed with the Directors and understand that the Company has in place stringent requirements on its fleet maintenance. We have reviewed the Framework Agreement and the Relevant Agreements and note that the Services provided by HAECO Group will have to comply with (i) specific maintenance requirements, which are compiled

by the joint effort of Cathay Pacific Group and HAECO Group; and (ii) the pricing of each service will be calculated in accordance with a prescribed mechanism.

We understand that since the scope of work provided by HAECO Group to its customers is not identical, it would be impracticable to compare whether the fees paid by Cathay Pacific Group for the Services under the Framework Agreement would be the same as those provided to other customers. However, the Directors have confirmed that the Framework Agreement and the Relevant Agreements were entered into on terms no more favourable to HAECO Group than those which Cathay Pacific Group would offer to independent third parties. In addition, we have also discussed with the Directors the overall pricing mechanism in the Framework Agreement and the Relevant Agreements, and the Directors confirmed that all terms were negotiated at an arm's length basis and are consistent with the pricing mechanism of the previous maintenance contracts with HAECO Group.

Given that (i) the Company has an established long-term relationship with HAECO Group for more than 57 years; (ii) the terms set out in the Framework Agreement and the Relevant Agreements are similar to the previous maintenance contracts between Cathay Pacific Group and HAECO Group; and (iii) the Directors' confirmation that the Framework Agreement and the Relevant Agreements were entered into on terms no more favourable to HAECO Group than those which the Company would offer to independent third parties, we confirm it to be normal business practice for the Company to enter into the Framework Agreement and the Transactions (including the annual caps) and to be in the interests of Company and its Shareholders as a whole.

2.2 The term of Framework Agreement

We note that the Framework Agreement is for a term of 10 years which exceeds the three year term as set out in Rule 14A.35 of the Listing Rules.

We have identified three other similar aircraft maintenance or component agreements provided by other aircraft maintenance companies in the past three years, which in our opinion, are comparable on the basis that:

(a) the services provided involving provision of line, light and base maintenance, maintenance operations control, engineering and technical services, component support, engine maintenance and logistic managements are similar to the Services under the Framework Agreement; and

(b) the comparable companies are of international reputation and expertise in the aeronautical engineering industry.

We note the agreements between (i) SR Technics and Sama Airline in connection with integrated technical airline solutions; (ii) KLM Engineering & Maintenance and Jade Cargo International in connection with overall aircraft maintenance support; and (iii) SIA Engineering Company and Tiger Airways in connection with maintenance, repair and overhaul services all have a term between 5 to 10 years.

We have discussed with the Directors and understand that a duration of 10 years for the Framework Agreement is required in order for HAECO Group to maintain necessary facilities, components and spare parts for providing the Services to Cathay Pacific Group cost-effectively. Given that the term of the Framework Agreement is of normal business practice and is within the range of contract durations of other similar maintenance contracts in the industry, we confirm that it is normal business practice for the Framework Agreement to have a term of 10 years.

3. Basis of the annual caps

3.1 Reasons for the annual caps

HAECO is the major aircraft maintenance company able to offer both line and base maintenance services, a comprehensive package covering transit and technical services with full hangar support at HKIA. We note that HAECO is serving the majority of airlines operators at HKIA.

As set out in the letter from the Board, the actual payments for the Services for the four years ended 31st December 2006, and the annual caps for each of the ten years ending 31st December 2016, which consolidate and replace the annual caps previously set for the Transactions, are as follows:

	2003	2004	2005	2006	
(HK$ million)	Actual	Actual	Actual	Actual	
Services	1,227	1,345	1,476	1,627	

	2007	2008	2009	2010	2011
(HK$ million)	Cap	Cap	Cap	Cap	Cap
Services	3,000	3,300	3,630	3,993	4,393

	2012	2013	2014	2015	2016
(HK$ million)	Cap	Cap	Cap	Cap	Cap
Services	4,832	5,315	5,846	6,431	7,075

The Services provided under the Framework Agreement includes those under various Relevant Agreements executed between HAECO Group and Cathay Pacific Group previously. The approval of the respective annual caps for such transactions under the Relevant Agreements is set out in the announcements and circulars to shareholders referred to in section 2.1 of this letter. The annual caps set under the Framework Agreement will consolidate the various annual caps previously approved under the Relevant Agreements. These annual caps, as set out in the Circular, will replace all annual caps previously set for the transactions under the Relevant Agreements.

3.2 Basis of the annual caps

In determining whether the above annual caps proposed by the Company are fair and reasonable and are in the interests of the Company and the Shareholders as a whole, we have reviewed and discussed with the Directors the basis for setting the respective annual caps for the Transactions.

We have discussed with the Directors and note that the proposed annual caps are determined based on (i) the actual historical annual value of the Transactions in the four years ended 31st December 2006; (ii) the internal projections of the Group in respect of its fleet size, annual aircraft utilisation and other operating parameters, taking into account that 36 aircraft are under firm orders for delivery from 2007 to 2010; and (iii) a reasonable buffer for possible changes in the level of Services associated with the growth and the scheduled and unscheduled maintenance of Cathay Pacific Group's aircraft.

In arriving at our opinion on the annual caps, we have discussed with the Directors and have conducted research on the overall aviation industry in the Asia Pacific region. We set out our analysis as follows:

3.2.1 Cathay Pacific's existing business and expansion plan

Cathay Pacific is a major airline offering both cargo and passenger services to various destinations around the world. In accordance with the Company's 2006 annual report, passenger capacity increased by 10.9% in 2006 as compared to 2005. In addition to passenger capacity, the Group's cargo revenue also increased by 10.9% in 2006 as compared to 2005 as a result of the continued growth in demand from Europe, Japan and the United States for goods manufactured in Mainland China. In 2006, the fleets of Cathay Pacific, Dragonair and AHK continued to grow with additions of 6, 4 and 2 aircraft respectively. In June 2006, the Company placed order for 2 Boeing 777-300ER aircraft and 6 Boeing 747-400ERF freighters. The Company has also operated more frequent services and new codeshare services with other airline operators to various destinations around the world, which has further strengthened Hong Kong as a global aviation hub.

3.2.2 Analysis of the annual caps of the Services

We understand that the annual cap for the Services for 2007 of HK$3,000 million was determined by reference to the historical actual amount of the Services of HK$1,627 million for 2006.

We note that there is an approximately 84.4% increase in the annual cap of the Services for 2007 as compared to the actual amount for 2006. We have discussed with the Directors and note that such increase was mainly attributable to (i) the Directors' belief that Cathay Pacific Group will continue to expand its aircraft fleet, which will strengthen Hong Kong's position as a premier global aviation hub; (ii) the Group taking delivery of 36 aircraft under firm orders during 2007 to 2010; (iii) the increase of routes to new destinations worldwide; (iv) additional frequencies to a number of existing routes and hence the annual aircraft utilisation; (v) Dragonair having become a wholly owned subsidiary of Cathay Pacific in September 2006; (vi) the opening of HAECO's second hangar at HKIA in December 2006 and TAECO's fifth hangar at Xiamen Airport in mid 2007; and (vii) a cushion of 30% having been added to provide flexibility for possible changes in the level of Services associated with the growth and the scheduled and unscheduled maintenance of Cathay Pacific Group's aircraft.

(i) The growing fleet

We have discussed with the Directors and note that Cathay Pacific's fleet has increased to 102 aircraft as at 31st December 2006 (31st December 2005: 96 aircraft). We note that amongst the 32 aircraft under firm order, 10 aircraft are to be delivered in 2007, 11 aircraft in 2008 and 11 aircraft in 2009 and beyond. We understand from the Directors that certain delivered aircraft are required to be reconfigured and all aircraft are subject to inspection by the Company prior to entering into service. As such, the Directors estimated that 112 aircraft (including the aircraft scheduled to be delivered and leased during 2007) would be in operation by the end of 2007. The Directors expected that Cathay Pacific's fleet would increase to 123 aircraft by the end of 2008, representing an increase of 20.6% from 31st December 2006.

Dragonair became a wholly owned subsidiary of Cathay Pacific in September 2006. Dragonair took delivery of 3 Airbus A330-300 aircraft and 1 Boeing 747-400BCF freighter in 2006 and expanded its fleet size to 37 aircraft as at the end of 2006. In 2007, Dragonair is expected to take delivery of 3 additional aircraft.

AHK took delivery of 2 Airbus A300-600F freighters in 2006 and expanded its fleet size to 8 freighters as at the end of 2006.

(ii) Passenger travel

We have reviewed the annual report, interim report and other publicly available information of Cathay Pacific Group. We note that available seat kilometres (a measure of airline capacity, which is the number of seats an airline provides multiplied by the number of kilometres that they are flown), has an overall increase of approximately 10.9% for 2006 as compared to 2005.

We have reviewed an aviation research report issued by Boeing in 2006, and note that world passenger traffic is forecast to increase by 4.9% per annum for the next 20 years. In particular, emerging economies such as Mainland China and India will lead the growth. Based on the publicly available information of Cathay Pacific Group, we note that Cathay Pacific Group has, to a large extent, outperformed the world passenger traffic growth forecast issued by Boeing. We have discussed with the Directors and note that Cathay Pacific has increased services to Adelaide, Auckland, Cebu, Frankfurt, Seoul and Shanghai and capacity to North America in 2006. With the delivery of new aircraft in 2007 and hence the growth of the fleet, the Directors expect to further expand Cathay Pacific's current network and capacity.

Based on information from the Hong Kong Tourism Board, we note the following growth in visitor numbers for the first quarter of 2007 (as compared against the same period in 2006) from the following regions: North Asia (10.3%), Europe, Africa and the Middle-East (17.6%), Australia, New Zealand and South Pacific (9.2%), and the Americas (6.8%); and projected that there will be an approximately 4.6% increase in overall arrivals (including visitors from Mainland China arriving by land transport) in 2007 over 2006.

(iii) Freighter services

We have reviewed the annual report, interim report and other publicly available information of Cathay Pacific Group. We note that available cargo and mail tonne kilometres (a measure of airline cargo capacity, which is the number of cargo space an airline provides multiplied by the number of kilometres that they are flown), has an overall increase of approximately 13.5% for 2006 as compared to 2005.

As set out in the Boeing research report, it is forecast that world air cargo traffic will have an average 6.1% growth per year for the next 20 years. The air cargo market in Asia is projected to continue to experience steady growth in the coming years, and is expected to continue to lead the world air cargo industry. We note that Cathay Pacific has outperformed, to a large extent, the world cargo traffic growth forecast issued by Boeing. We note that such increase in the intra-Asia air cargo industry is mainly driven by (i) the intra-Asia economic and traffic growth; and (ii) the implementation of globalisation and increased foreign direct investment in the Asia Pacific region, which lead to increased frequencies and more direct air services.

As set out in the 2006 report of Cathay Pacific, Cathay Pacific Group has achieved record annual cargo revenue in 2006 as a result of the continued growth in demand from Europe, Japan and the United States for goods manufactured in Mainland China. In 2006, Cathay Pacific added 4 new freighter destinations, i.e. Beijing, Chennai, Stockholm and Toronto, and extra cargo fights to Dallas/Atlanta and Shanghai. Cathay Pacific was named the Centre for Asia Pacific Aviation "Cargo Airline of the Year" in November 2006.

(iv) The capacity of HAECO Group

We note from HAECO's 2006 annual report that, as a result of the growth of air traffic in Hong Kong and hence the demand for aircraft maintenance work, HAECO commissioned its second hangar at HKIA in December 2006. HAECO has entered into an agreement with the Hong Kong Airport Authority to lease additional land at HKIA and to extend its franchise to 2036. This will allow HAECO to build an additional hangar which is planned to start operation in the first half of 2009 and provide additional space for a further hangar at a later date.

TAECO is building a fifth double wide-body bay hangar which is planned to open in mid 2007 and a sixth hangar which is planned to open in the first quarter of 2009.

We note that the Group's overall performance in terms of both passenger and cargo services outperformed the average annual traffic increase as set out in the industry research reports. Our analysis on the annual caps proposed by the Company was based on our review of the Company's projection with reference to the overall macro factors. Given that (i) the Group's increase in the number of aircraft, with 36 aircraft under firm orders for delivery from 2007 to 2010, and hence the increase in the planned frequency of flights; (ii) the continued growth of both passenger and cargo services; and (iii) the increased capacity of HAECO at the HKIA and of TAECO at Xiamen Airport, we are of the view that the annual cap for 2007 is fair and reasonable. An approximately 10% annual

increase in the annual caps from 2008 to 2016 provides a reasonable buffer to the Company for possible changes in the level of Services associated with the growth and scheduled and unscheduled maintenance of Cathay Pacific Group's aircraft, which in our view, is reasonable.

4. Our conclusion

We have reviewed the terms of the Framework Agreement, its term and the Transactions (including the annual caps) with reference to: (i) the historical figures of the annual value of the Transactions and the expansion strategy of Cathay Pacific Group; (ii) the projected steady growth of the air cargo business and the overall positive outlook of both passenger and air cargo business in the Asia Pacific region and globally; (iii) the Group's firm orders of 36 aircraft for delivery from 2007 to 2010; and (iv) the securing of a reputable and stable maintenance company with profound experience in providing the Services, which has been in cooperation with the Group for more than 57 years.

Having considered the above principal factors and reasons, and given that:

(i) Cathay Pacific's fleet has been maintained by HAECO for more than 57 years and by TAECO since 1996;

(ii) HAECO Group having the necessary expertise and efficiency to provide the Services which enable Cathay Pacific Group to maintain its aircraft fleet in a cost effective manner which is beneficial to Cathay Pacific Group's business;

(iii) the Framework Agreement, its term and the Transactions (including the annual caps) are entered into on terms no more favourable to HAECO Group than those the Company would offer to independent third parties;

(iv) the annual caps are arrived at after due and careful consideration by the Directors; and

(v) the Company will comply with the continuing obligations under Rules 14A.37-41 of the Listing Rules and will re-comply with the relevant Listing Rules after 31st December 2016 or if the annual caps are exceeded or when there is a material change to the terms of the Framework Agreement,

we are of the view that the terms of the Framework Agreement, its term and the Transactions (including the annual caps) are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

OVERALL RECOMMENDATION

Having considered the principal factors referred to above, we are of the view that the Framework Agreement, its term and the Transactions (including the annual caps) are entered into on normal commercial terms and in the ordinary and usual course of business of the Company, fair and reasonable, and are in the interests of the Company and the Shareholders as a whole. Accordingly, we would advise the Independent Shareholders, as well as recommend the Independent Board Committee to advise the Independent Shareholders, to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Framework Agreement, its term and the Transactions (including the annual caps).

Yours faithfully,
For and on behalf of
Commerzbank AG Hong Kong Branch

Kenneth Chan	**Cynthia Wong**
Head of Corporate Finance – Asia Pacific	**Corporate Finance – Asia Pacific**

RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company.

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

MATERIAL ADVERSE CHANGE

The Directors confirm that, as at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31st December 2006, being the date to which the latest published audited accounts of the Company were made up.

DISCLOSURE OF INTERESTS

(a) Share Interests of Directors and Chief Executive

Save as disclosed below, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any associated company (within the meaning of the SFO), which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have taken under such provisions of the SFO); or (b) were required pursuant to section 352 of the SFO to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code to be notified to the Company and the Stock Exchange.

<u>Interests in shares of Cathay Pacific</u>

Name of Director	Capacity	Long or short position	Number of ordinary shares in the Company	Percentage of issued capital
Philip Chen	Beneficial owner	Long position	9,000	0.00023%
Tony Tyler	Beneficial owner	Long position	5,000	0.00013%

(b) Substantial shareholders

Save as disclosed below, the Directors and chief executive of the Company are not aware that there was any party who, as at the Latest Practicable Date, had an interest or short position in the shares and underlying shares (including options) of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO:

Interests in shares of Cathay Pacific

Name	Number of ordinary shares	Long or short position	Percentage of issued capital
Air China Limited	2,948,122,554	Long position	74.98%
China National Aviation Holding Company	2,948,122,554	Long position	74.98%
China National Aviation Company Limited	2,948,122,554	Long position	74.98%
CITIC Pacific Limited	2,948,122,554	Long position	74.98%
Swire Pacific Limited	2,948,122,554	Long position	74.98%
John Swire & Sons Limited	2,948,122,554	Long position	74.98%

Note: As at the Latest Practicable Date,

(a) Under Section 317 of the SFO, each of Air China Limited, China National Aviation Company Limited, CITIC Pacific Limited and Swire Pacific Limited, being a party to the Shareholders' Agreement in relation to the Company dated 8th June 2006, is deemed to be interested in a total of 2,948,122,554 shares of the Company, comprising:

(i) 1,572,332,028 shares directly held by Swire Pacific Limited;

(ii) 687,895,263 shares indirectly held by CITIC Pacific Limited and its wholly owned subsidiary Super Supreme Company Limited, comprising the following shares held by their wholly owned subsidiaries: 286,451,154 shares held by Custain Limited, 189,976,645 shares held by Grand Link Investments Holdings Ltd., 21,809,399 shares held by Perfect Match Assets Holdings Ltd., and 189,658,065 shares held by Smooth Tone Investments Ltd.

(iii) 288,596,335 shares indirectly held by China National Aviation Company Limited, via its wholly owned subsidiary Angel Paradise Ltd.; and

(iv) 399,298,928 shares indirectly held by Air China Limited and its subsidiary Total Transform Group Limited, comprising the following shares held by their wholly owned subsidiaries: 191,922,273 shares held by Easerich Investments Inc. and 207,376,655 shares held by Motive Link Holdings Inc.

(b) Air China Limited is deemed to be interested in the 288,596,335 shares indirectly held by its subsidiary China National Aviation Company Limited.

(c) China National Aviation Holding Company is deemed to be interested in a total of 2,948,122,554 shares of the Company, in which its subsidiaries Air China Limited and China National Aviation Company Limited are deemed interested.

(d) John Swire & Sons Limited and its wholly owned subsidiary John Swire & Sons (H.K.) Limited are deemed to be interested in a total of 2,948,122,554 shares of the Company by virtue of the John Swire & Sons Limited group's direct or indirect interest in shares of Swire Pacific Limited representing approximately 34.14% of the issued capital and approximately 54.72% of the voting rights.

(c) Details of options granted by the Company

The Company adopted a share option scheme (the "Scheme") on 10th March 1999 under which options to subscribe for 68,327,000 shares of the Company at the exercise price of HK$7.47 per share were granted on 15th March 1999 to flight deck crew who paid HK$1 each on acceptance of their share options. The Scheme has been closed and no share options are available for issue under the Scheme. None of the Directors or chief executive was granted any share options under the Scheme.

Other than in limited circumstances, the options in relation to 50% of the shares became exercisable on 15th March 2002, and the balance on 15th March 2004. The options will, except in limited circumstances, be exercisable until 14th March 2009.

As at the Latest Practicable Date, options to subscribe for 6,528,000 shares of the Company were outstanding, the details of which are as follows:

Date of grant	Number of share options outstanding as at the Latest Practicable Date	Option period	Subscription price per share HK$
15/03/1999	6,528,000	15/03/1999 – 14/03/2009	7.47

(d) Substantial shareholders in the Company's subsidiaries

So far as is known to any Director or chief executive of the Company, as at the Latest Practicable Date, the following persons were interested in 10% or more of the issued capital carrying rights to vote at general meetings of the following subsidiaries of the Company:

Name of subsidiary	Name of shareholder	Number and class of shares held	Percentage of shareholding
Abacus Distribution Systems (Hong Kong) Limited	PCCW Enterprises Limited	5,778,945 ordinary shares	37.04%
AHK Air Hong Kong Limited	DHL Worldwide Express BV	36,268,000 "B" ordinary shares	40%
CLS Catering Services Limited	LSG Lufthansa Services GmbH	132,032 common shares	40%

(e) Directors' interests in competing businesses

Christopher Pratt, Philip Chen and Li Jiaxiang are directors of Air China Limited. Air China Limited competes or is likely to compete, either directly or indirectly, with the business of the Group as it operates airline services to certain destinations which are also served by the Group.

The Directors consider that the Group is capable of and does carry on its business independently of, and on arm's length basis with, the competing business of Air China Limited.

(f) Other interests of Directors

Philip Chen, Martin Cubbon, Davy Ho, James Hughes-Hallett and Christopher Pratt are all directors of Swire. They are also employees of the John Swire & Sons Limited group ("Swire Group"), so are Robert Atkinson and Tony Tyler. Henry Fan, Vernon Moore and Leslie Chang are directors and employees of CITIC. Christopher Pratt, Philip Chen and Li Jiaxiang are directors of Air China Limited. Swire, John Swire & Sons Limited, CITIC and Air China Limited are substantial shareholders of the Company, as noted above.

The Company has an agreement for services (the "JSS Agreement") with John Swire & Sons (H.K.) Limited ("JSSHK"), pursuant to which JSSHK provides advice and expertise of the directors and senior officers of the Swire Group, full or part time services of members of the staff of the Swire Group, other administrative and similar services and such other services as may have been agreed from time to time.

In return for these services, JSSHK receives annual service fees calculated as 2.5% of the Company's consolidated profit before taxation and minority interests after certain adjustments. The Company also reimburses the Swire Group for all the expenses incurred in the provision of the services at cost.

The JSS Agreement took effect from 1st January 2005 and will terminate on 31st December 2007. However it is renewable for successive periods of three years thereafter unless either party to it gives to the other notice of termination of not less than three months expiring on any 31st December.

As directors and/or employees of the Swire Group, Robert Atkinson, Philip Chen, Martin Cubbon, James Hughes-Hallett, Davy Ho, Christopher Pratt, Tony Tyler and Robert Woods are interested in the JSS Agreement.

(g) Interests in assets

As at the Latest Practicable Date, none of the Directors and the expert whose name is referred to in the paragraph headed "Consent and Expert" in this appendix has or has had any interest, direct or indirect, in any assets which have been, since 31st December 2006, being the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

(h) Service contracts

No Director has a service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

CONSENT AND EXPERT

Commerzbank AG has given and has not withdrawn its written consent to the issue of this Circular with the inclusion of its letter as set out in this Circular and references to its name in the form and context in which they respectively appear in this Circular.

QUALIFICATION OF EXPERT

The following is the qualification of the expert which has given its opinion or advice which is contained in this Circular:

Name	Commerzbank AG
Qualification	Commerzbank AG, acting through its Hong Kong branch, a licensed bank under the Banking Ordinance and an authorised financial institution under the SFO to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities as set out in Schedule 5 to the SFO, and appointed as the independent financial adviser to the Independent Board Committee.

As at the Latest Practicable Date, Commerzbank AG does not have any shareholding interest, directly or indirectly, in any member of the Group nor the right (whether legally enforceable or not) to subscribe for or to nominate any person to subscribe for securities in any members of the Group.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the Framework Agreement and the Relevant Agreements are available for inspection by Shareholders during normal business hours at the registered office of the Company at 35th Floor, Two Pacific Place, 88 Queensway, Hong Kong on weekdays other than public holidays up to and including 29th June 2007.

POLL PROCEDURE

Under the articles of association of the Company, at any general meeting, on a show of hands every member present in person shall have one vote and on a poll every member present in person or by proxy shall have one vote for every fully paid up share of which he is the holder. A resolution put to the vote of a meeting shall be decided on a show of hands unless, before or on the declaration of the result of the show of hands or of the withdrawal of any other demand for a poll, a poll is duly demanded. Article 72 of the Company's articles of association, provides that, subject to the provisions of the Companies Ordinance, a poll may be demanded by:

(i) the chairman of the meeting; or

(ii) at least three members present in person or by proxy and entitled to vote at the meeting; or

(iii) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(iv) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders of Cathay Pacific Airways Limited will be held at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong on Friday, 29th June 2007 at 10:00 a.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

THAT the entering into of the Framework Agreement by the Company (a copy of which agreement has been produced to the meeting and signed by the chairman of the meeting for the purpose of identification), its term, the Transactions and the annual caps set out below be and are hereby approved (terms defined in the circular to shareholders of the Company dated 31st May 2007 having the same meanings when used in this resolution):

	2007	2008	2009	2010	2011
(HK$ million)	Cap	Cap	Cap	Cap	Cap
Services	3,000	3,300	3,630	3,993	4,393

	2012	2013	2014	2015	2016
(HK$ million)	Cap	Cap	Cap	Cap	Cap
Services	4,832	5,315	5,846	6,431	7,075

By order of the Board
David Fu
Secretary

Hong Kong, 31st May 2007

Notes:

1. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. All proxies must be deposited with the Registrars, Computershare Hong Kong Investor Services Limited, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the meeting or any adjourned meeting thereof.

3. The vote at the Extraordinary General Meeting will be taken by poll.

此乃要件　請即處理

閣下如對本通函任何方面或對所要採取的行動有任何疑問，應諮詢持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下的國泰航空有限公司股份全部售出或轉讓，應立即將本通函送交買主或承讓人，或送交經手買賣或轉讓的銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

國泰航空有限公司

（於香港註冊成立的有限公司）

（股票代號：293）

持續關連交易：飛機維修

獨立財務顧問：　COMMERZBANK

德國商業銀行香港分行

國泰航空公司

由獨立董事委員會發出並載有其給予獨立股東意見的函件載於本通函第十頁。由獨立財務顧問德國商業銀行發出並載有其給予獨立董事委員會及獨立股東意見的函件，載於本通函第十一至二十頁。

召開特別股東大會的通知書載於本通函第二十七至二十八頁，該特別股東大會將於二零零七年六月二十九日上午十時正，假座香港金鐘道八十八號太古廣場一座五樓太古廣場會議中心舉行。無論閣下能否出席特別股東大會，均請按照隨附的委任代表表格上印行的指示填妥該表格，並盡快於特別股東大會或其任何續會的指定舉行時間不少於四十八小時前交回公司的股份登記處香港中央證券登記有限公司，地址為香港皇后大道東一八三號合和中心十八樓。閣下將委任代表表格填妥並交回後，仍可親自出席特別股東大會或其任何續會，並可於表決時親自在會上投票，但在此情況下，該委任代表表格則被視為作廢。

二零零七年五月三十一日

於本通函內，除文義另有所指外，下列詞彙具備以下涵義：

華民航空	香港華民航空有限公司，爲國泰航空的非全資附屬公司，其主要業務爲經營貨運航班服務。
基地維修服務	全面的定期維修服務，如機身大規模檢查、主要結構及航電改裝、翻新、塗漆及貨機改裝。
部件及航電大修服務	爲一系列飛機部件，如機械、液壓及航電設備等進行的部件及航電大修服務。
國泰航空或公司	國泰航空有限公司，一家於香港註冊成立並於聯交所上市的公司，其主要業務爲營運定期航班服務。國泰航空持有港機工程已發行股本的27.45%。
國泰航空集團或集團	國泰航空及其附屬公司，包括華民航空及港龍航空。
中信泰富	中信泰富有限公司，一家於香港註冊成立並於聯交所上市的公司。
董事局	公司的董事局。
港龍航空	港龍航空有限公司，爲國泰航空的全資附屬公司，其主要業務爲營運定期航班服務。
特別股東大會	公司的特別股東大會。
工程服務	爲外勤維修服務、基地維修服務和部件及航電大修服務而設的支援服務，包括飛機文件、技術數據交換及飛機內部產品維修，以及國泰航空集團與港機工程集團不時協定的其他支援服務。
框架協議	由國泰航空及港機工程於二零零七年五月二十一日訂立的框架協議，就港機工程集團爲國泰航空集團按國泰航空集團及港機工程集團之間的有關協議及任何進一步協議提供服務。
港機工程	香港飛機工程有限公司，一家於香港註冊成立並於聯交所上市的公司，其主要業務爲提供商用飛機大修及維修服務。

港機工程集團	港機工程及其附屬公司，包括廈門太古飛機工程及太古起落架。
香港機場	香港國際機場。
獨立董事委員會	董事局轄下的一個獨立委員會，成員利定昌、柯清輝、蘇澤光及董建成，均爲獨立非常務董事。
獨立財務顧問	德國商業銀行，透過其香港分行經營，爲根據銀行業條例註冊之持牌銀行及證券及期貨條例項下認可財務機構，可進行證券及期貨條例附表 5 所載第 1 類（證券交易）、第 4 類（就證券提供意見）及第 6 類（就機構融資提供意見）之受規管活動，並獲委任爲獨立董事委員會的獨立財務顧問。
獨立股東	除太古及其聯繫人外的國泰航空股東。
最後可行日期	二零零七年五月二十五日，即本通函付印前確認其中若干資料的最後可行日期。
上市規則	聯交所證券上市規則。
外勤維修服務	包括過境及通宵維修服務以及達至 A 級的漸進維修檢查（包括瑕疵修補）等外勤維修服務，亦包括非技術性服務，如拖行飛機、維修供水/廁所服務、飛機外部清洗/塗臘及機艙清潔及地勤設備支援。
標準守則	上市規則附錄十，即上市公司董事進行證券交易的標準守則。
中國	中華人民共和國。
有關協議	以下協議的任何一份或全部： (1) 港機工程及華民航空於二零零四年九月九日訂立的全責維護全套服務合約，港機工程已就該協議先後刊發日期爲二零零四年九月十三日、二零零六年二月十六日及二零零七年二月十四日的公告； (2) 港機工程及華民航空於二零零四年九月九日訂立的外勤維修合約，港機工程已就該協議先後刊發日期爲二零零四年九月十三日、二零零六年二月十六日及二零零七年二月十四日的公告；

(3) 國泰航空及港機工程於二零零五年十一月十日訂立的港機工程服務協議，國泰航空及港機工程已分別就該協議刊發日期爲二零零五年十一月十日的公告及向股東發出日期爲二零零五年十一月二十二日的通函；

(4) 國泰航空及廈門太古飛機工程於二零零五年十一月十日日訂立的廈門太古飛機工程服務協議，國泰航空及港機工程已分別就該協議刊發日期爲二零零五年十一月十日的公告及向股東發出日期爲二零零五年十一月二十二日的通函；

(5) 國泰航空及廈門太古飛機工程於二零零五年十一月十日訂立的廈門太古飛機工程外勤維修協議，國泰航空及港機工程已分別就該協議刊發日期爲二零零五年十一月十日的公告及向股東發出日期爲二零零五年十一月二十二日的通函；及/或

(6) 國泰航空集團及港機工程集團之間就維修飛機、備件及部件不時訂立的任何進一步協議。

服務	根據框架協議及/或有關協議，就飛機、備件及/或部件的維修服務。
證券及期貨條例	香港法例第 571 章證券及期貨條例。
股東	公司的股東。
聯交所	香港聯合交易所有限公司。
太古	太古股份有限公司，一家於香港註冊成立並於聯交所上市的公司。
廈門太古飛機工程	廈門太古飛機工程有限公司，爲港機工程的非全資附屬公司，於中國註冊成立，其主要業務爲提供商用飛機大修及維修服務。
太古起落架	廈門太古起落架維修服務有限公司，爲港機工程的非全資附屬公司，於中國註冊成立，其主要業務爲提供民用飛機起落架修理、大修及支援服務。
交易	港機工程集團根據框架協議及有關協議，向國泰航空集團提供服務。

國泰航空有限公司

（於香港註冊成立的有限公司）

常務董事
白紀圖（主席）
顏堅信
陳南祿
鄧健榮
湯彥麟

非常務董事
郭鵬
范鴻齡
何祖英
何禮泰
李家祥
莫偉龍
韋立邦
張蘭
張立憲（范鴻齡代董事）

獨立非常務董事
利定昌
柯清輝
蘇澤光
董建成

註冊辦事處：
香港
金鐘道八十八號
太古廣場二座
三十五樓

各位股東：

持續關連交易
飛機維修

緒言

謹此提述公司就與港機工程於二零零七年五月二十一日訂立框架協議所進行的交易於二零零七年五月二十一日的公告。根據框架協議，由港機工程集團為國泰航空集團提供服務，維修國泰航空集團的飛機，為期十年至二零一六年十二月三十一日止。

本通函的目的如下：

(a) 為閣下提供有關框架協議及交易的詳情，以及上市規則要求提供的其他資料；

(b) 載列德國商業銀行致獨立董事委員會及獨立股東意見函件，以及獨立董事委員會根據德國商業銀行就交易所給予的意見而提出的建議及見解；及

(c) 向閣下發出特別股東大會通知書，該特別股東大會將考慮並酌情通過框架協議、協議年期及交易（包括年度上限）。

框架協議於二零零七年五月二十一日訂立

協議各方：(1) 國泰航空
(2) 港機工程

根據框架協議，港機工程集團爲國泰航空集團提供服務，維修國泰航空集團的飛機。

框架協議爲期十年至二零一六年十二月三十一日止。爲使港機工程集團能以合乎成本效益的方式維護所需的設施、部件及備件，以提供服務予國泰航空集團，有需要爲框架協議訂下十年的年期。由於框架協議的年期爲十年，因此德國商業銀行已獲委任爲獨立財務顧問，就協議的年期作出評論，其意見載於本通函中的獨立財務顧問函件。框架協議涵蓋國泰航空集團及港機工程集團之間的有關協議，並且提供框架予有關協議的訂立、續期或延期。框架協議尤其提供國泰航空集團及港機工程集團之間有關協議的訂立、續期或延期，期限或連續期限於二零一六年十二月三十一日或之前屆滿。

框架協議的條款符合一般商業慣例。如協議一方有重大違約的行爲，則協議另一方可在通知協議對方後即時終止框架協議。一旦框架協議終止，協議各方的所有權利及義務將隨即終止，但在終止框架協議之前所產生的任何權利、責任或補救辦法則不受影響。

框架協議的條款（包括參照各類型飛機部件及所需技術標準而釐定的服務費用）乃根據行情市價商議後訂出，其條款乃正常商業條款。

國泰航空集團將於收到發票後三十天內，以現金支付予港機工程集團。

服務
服務乃根據以下有關協議提供：

(1) 港機工程及華民航空於二零零四年九月九日訂立的全責維護全套服務合約，港機工程已就該協議先後刊發日期爲二零零四年九月十三日、二零零六年二月十六日及二零零七年二月十四日的公告；

(2) 港機工程及華民航空於二零零四年九月九日訂立的外勤維修合約，港機工程已就該協議先後刊發日期爲二零零四年九月十三日、二零零六年二月十六日及二零零七年二月十四日的公告；

(3) 國泰航空及港機工程於二零零五年十一月十日訂立的港機工程服務協議，國泰航空及港機工程已分別就該協議刊發日期爲二零零五年十一月十日的公告及向股東發出日期爲二零零五年十一月二十二日的通函；

(4) 國泰航空及廈門太古飛機工程於二零零五年十一月十日日訂立的廈門太古飛機工程服務協議，國泰航空及港機工程已分別就該協議刊發日期爲二零零五年十一月十日的公告及向股東發出日期爲二零零五年十一月二十二日的通函；

(5) 國泰航空及廈門太古飛機工程於二零零五年十一月十日訂立的廈門太古飛機工程外勤維修協議，國泰航空及港機工程已分別就該協議刊發日期爲二零零五年十一月十日的公告及向股東發出日期爲二零零五年十一月二十二日的通函；及/或

(6) 國泰航空集團及港機工程集團之間就維修飛機、備件及部件不時訂立的任何進一步協議。

服務包括但不限於以下各項：

(1) 港機工程爲華民航空提供華民航空機隊全責維護全套服務，包括設立一個供華民航空租賃之旋轉部件及可修備件庫，以及爲存貨提供管理、後勤支援及維護服務；

(2) 港機工程於香港機場爲華民航空之機隊提供外勤維修服務，包括常規性維修檢查、非常規性維修、處理入境班機出現的技術問題、特別維修支援、停機坪服務、物料供應、工具供應、飛機放行及驗證，以及飛機地面支援；

(3) 港機工程爲國泰航空集團提供的服務：爲飛抵香港機場的飛機提供外勤維修服務；在香港機場提供基地維修服務；綜合倉儲及物流支援服務，包括收貨/檢查、倉儲、分配、進出口服務；物料供應；部件及航電大修服務；及工程服務；及/或

(4) 廈門太古飛機工程爲國泰航空集團提供的服務：倉儲設施、物料供應、在廈門提供基地維修服務、工程服務、爲飛抵廈門及國泰航空集團與廈門太古飛機工程不時協定的其他機場的飛機提供外勤維修服務。

年度上限

交易的年度上限乃參照在下列截至二零零六年十二月三十一日止的四年間交易的實際款額，港機工程集團在截至二零一六年十二月三十一日止的十年間爲國

泰航空集團提供服務而預計應付的款額，以及就國泰航空集團機隊規模、每年飛機使用率及其他營運參數所提供的預測而釐定，並考慮到已確實訂購三十六架飛機，將由二零零七年至二零一零年間付運。此外，並已加入百分之三十的緩衝額，以便靈活應付服務水平因應增長而可能出現的改變，以及國泰航空集團飛機的定期維修及可能需要進行的非定期維修。董事局預計截至二零一六年十二月三十一日止的十年間，就飛機維修服務的應付款額，將不會超逾下列的年度上限，而該等年度上限歸納及取代過往就交易所設定的年度上限。

	2003	2004	2005	2006
(港幣百萬元)	實際	實際	實際	實際
服務	1,227	1,345	1,476	1,627

	2007	2008	2009	2010	2011
(港幣百萬元)	上限	上限	上限	上限	上限
服務	3,000	3,300	3,630	3,993	4,393

	2012	2013	2014	2015	2016
(港幣百萬元)	上限	上限	上限	上限	上限
服務	4,832	5,315	5,846	6,431	7,075

交易的理由及好處

在超過五十七年以來，國泰航空的機隊一直由港機工程負責維修，而自一九九六年以來，亦同時由廈門太古飛機工程進行維修。港機工程集團具有提供服務所需的專業知識及效率，交易將有助國泰航空集團以符合成本效益和有利於國泰航空集團業務的方式維修機隊。

協議各方的關係

太古持有國泰航空 39.92%股權，是國泰航空的主要股東，亦持有港機工程已發行股本的 32.80%。因此，港機工程乃太古的聯繫人，按照上市規則，爲國泰航空的關連人士。

上市規則的遵守

由於就交易年度上限按年根據上市規則第 14.07 條定義的有關百分比率（盈利比率除外）的最高數值，將超逾 2.5%，因此公司須遵守上市規則第 14A.35 條有關公告、申報及獨立股東批准的規定。

獨立董事委員會現已組成，負責就通過框架協議、協議年期及交易（包括年度上限）的決議案向獨立股東提供意見。德國商業銀行已獲委聘爲獨立財務顧問，就框架協議、協議年期及交易（包括年度上限）向獨立董事委員會及獨立股東提供意見。

公司將召開特別股東大會，以考慮並酌情通過框架協議、協議年期及交易（包括年度上限）。有關決議案將以投票方式表決，而太古作爲國泰航空及港機工程的主要股東，將放棄表決。

公司將遵守上市規則第 14A.37-41 條規定的持續責任，在二零一六年十二月三十一日以後或超逾年度上限或框架協議的條款有重大修訂時，將重新遵守有關的上市規則。

特別股東大會

第二十七至二十八頁載有召開特別股東大會的通知書，該特別股東大會將於二零零七年六月二十九日上午十時正，假座香港金鐘道八十八號太古廣場一座五樓太古廣場會議中心舉行，屆時將向獨立股東動議決議案，以通過框架協議、協議年期及交易（包括年度上限）。獨立股東將於特別股東大會以投票方式進行表決。

根據上市規則，由於太古於最後可行日期持有國泰航空 39.92% 股權及港機工程 32.80% 股權，因此太古將於特別股東大會上放棄表決有關通過框架協議、協議年期及交易（包括年度上限）的決議案。

隨函附上供特別股東大會使用的委任代表表格。無論閣下能否出席特別股東大會，均請按照表格上印行的指示填妥該表格，並盡快於特別股東大會或其任何續會的指定舉行時間不少於四十八小時前交回表格。閣下將委任代表表格填妥並交回後，仍可親自出席特別股東大會或其任何續會，並可於表決時親自在會上投票，但在此情況下，該委任代表表格則被視爲作廢。

建議

請參閱 (i) 本通函第十頁所載由獨立董事委員會發出的函件，裏面載有該委員會就交易給予獨立股東的建議；及 (ii) 本通函第十一至二十頁所載由德國商業銀行發出的函件，裏面載有該銀行就交易給予獨立董事委員會及獨立股東的意見，以及其表達意見時所考慮到的主要因素及理由。

其他資料

此外，亦請參閱本通函附錄及本通函內特別股東大會通知書所載的資料。

承董事局命
國泰航空有限公司
主席
白紀圖

二零零七年五月三十一日

各位獨立股東：

持續關連交易
飛機維修

謹此提述公司二零零七年五月三十一日的通函（「通函」），本函件爲其一部分。除文意另有所指外，通函的釋義適用於本函件。

我們獲委任成立獨立董事委員會，以研究框架協議、協議年期及交易（包括年度上限）的條款，以及據我們的見解，就各條款是否公平合理並符合公司及股東的整體利益，向獨立股東提供意見。德國商業銀行已獲委任就框架協議、協議年期及交易（包括年度上限）的條款向獨立董事委員會及獨立股東提供意見。

請參閱通函第五至九頁所載的董事局函件，裏面載有包括有關框架協議、協議年期及交易（包括年度上限）的資料，以及通函第十一至二十頁所載由德國商業銀行發出的函件，裏面載有該銀行就框架協議、協議年期及交易（包括年度上限）的條款給予的意見。

我們考慮過德國商業銀行的意見後，認爲框架協議、協議年期及交易（包括年度上限）的條款乃屬公平合理，並符合公司及股東的整體利益。據此，我們建議獨立股東對特別股東大會上動議的普通決議案投贊成票。

獨立董事委員會
獨立非常務董事
利定昌
柯清輝
蘇澤光
董建成

二零零七年五月三十一日

以下為德國商業銀行就交易致獨立董事委員會及獨立股東的意見函件全文，以供載入本通函。

德 國 商 業 銀 行

COMMERZBANK

(Public Limited Company Incorporated in the Federal Republic of Germany)

HONG KONG BRANCH

G.P.O. BOX 11378
HONG KONG

21/F, The Hong Kong Club Building
3A Chater Road, Central

telelphone 28429666
telex 66 400 cbk hk hx
fax 28681414
swift COBAHK HX XXX

致： 國泰航空有限公司
獨立董事委員會及獨立股東
香港金鐘道八十八號
太古廣場二座三十五樓

敬啓者：

持續關連交易
飛機維修

緒言

謹此提述我們獲委任為獨立財務顧問，就有關框架協議、協議年期及交易（包括年度上限）向獨立董事委員會及獨立股東提供意見，有關詳情載於二零零七年五月三十一日的通函（「通函」）內，而本函件為其一部分。除文意另有所指外，通函的釋義適用於本函件。

董事於二零零七年五月二十一日宣佈，國泰航空及港機工程於二零零七年五月二十一日訂立框架協議，由港機工程集團為國泰航空集團提供服務，維修國泰航空集團的飛機，為期十年至二零一六年十二月三十一日止。

作為獨立財務顧問，我們的職責是就框架協議、協議年期及交易（包括年度上限）向獨立董事委員會及獨立股東提供意見，就其是否公平合理並符合公司及股東的整體利益，以及交易是否按一般商業條款達成，且在公司一般正常商業運作中訂立。

我們在表達意見時，信賴由公司向我們所提供的資料及事實。我們假設通函所列載及提述的一切資料、意見及聲明均屬真實、完整及準確，並加以信賴。我們亦信賴公司的聲明，表示其在作出一切適當查詢及周詳考慮後，及就其所知及所信，並無遺漏任何其他事實或聲明，會使公司二零零七年五月三十一日的通函（包括本函件）所載的任何內容產生誤導。我們亦假設通函所列載或提述的一切資料、陳述及聲明於最後可行日期作出時均屬真實、完整及準確。這些資料、陳述及聲明乃由公司向我們提供，公司須對此負全責。

我們認爲已審閱充分資料，足以就框架協議、協議年期及交易（包括年度上限）達致審慎的意見，並提供意見的合理依據。我們沒有理由懷疑任何重要事實遭遺漏或隱瞞，亦不知悉任何事實或情況足以令我們所獲資料及陳述變得失實、不準確或誤導。然而，我們並無就公司提供的資料進行獨立核證，亦無對集團的業務及狀況進行獨立的深入調查。

太古持有公司 39.92% 股權，是公司的主要股東，亦持有港機工程已發行股本的 32.80%。因此，港機工程乃太古的聯繫人，按照上市規則，爲公司的關連人士。

由於按上市規則第 14.07 條所界定就交易年度上限的各個有關百分率（盈利比率除外）最高者每年將超過 2.5%，因此公司須遵守上市規則第 14A.35 條有關公告、申報及獨立股東批准的規定。

主要考慮因素

在評定框架協議、協議年期及交易（包括年度上限），並向獨立董事委員會及獨立股東提供獨立財務意見時，我們已考慮到以下的主要因素及理由：

1. 國泰航空集團及港機工程集團

國泰航空集團的主要業務是營運主要來往香港的定期航班服務，並經營其他相關服務，包括航空飲食服務、飛機處理及工程服務。

港機工程集團是全球領先的航空工程集團之一，從事商用飛機及其部件的維修、改裝、修理及大修業務。港機工程以香港機場爲主要基地，爲大部分在香港機場營運的航空公司提供外勤維修服務。廈門太古飛機工程設於廈門，主要提供波音及空中巴士機種的大規模維修服務，以及提供 B747-200/300/400/MD-11 型客機轉貨機改裝計劃。目前，廈門太古飛機工程亦在北京、上海及廈門提供外勤維修服務。

2. 框架協議

2.1 港機工程集團向國泰航空集團提供的服務

國泰航空及港機工程訂立框架協議，由港機工程集團爲國泰航空集團提供服務，維修國泰航空集團的飛機，爲期十年至二零一六年十二月三十一日止。框架協議涵蓋國泰航空集團及港機工程集團之間的有關協議，並且提供框架予有關協議的訂立、續期或延期。框架協議尤其提供國泰航空集團及港機工程集團之間有關協議的訂立、續期或延期，期限或連續期限於二零一六年十二月三十一日或之前屆滿。

港機工程在香港的業務，包括在香港機場的機庫進行大型維修工程及在客貨運站進行外勤維修工程，在將軍澳進行部件大修工程，以及提供庫存技術管理服務。廈門太古飛機工程位元於廈門高崎國際機場的四個各可容納兩架廣體飛機的機庫，提供大型維修及客機轉貨機改裝服務，並在北京、上海及廈門從事外勤維修服務。

我們從董事方面知悉，服務乃根據以下有關協議提供：

(1) 港機工程及華民航空於二零零四年九月九日訂立的全責維護全套服務合約，港機工程已就該協議先後刊發日期爲二零零四年九月十三日、二零零六年二月十六日及二零零七年二月十四日的公告；

(2) 港機工程及華民航空於二零零四年九月九日訂立的外勤維修合約，港機工程已就該協議先後刊發日期爲二零零四年九月十三日、二零零六年二月十六日及二零零七年二月十四日的公告；

(3) 國泰航空及港機工程於二零零五年十一月十日訂立的港機工程服務協議，國泰航空及港機工程已分別就該協議刊發日期爲二零零五年十一月十日的公告及向股東發出日期爲二零零五年十一月二十二日的通函；

(4) 國泰航空及廈門太古飛機工程於二零零五年十一月十日日訂立的廈門太古飛機工程服務協議，國泰航空及港機工程已分別就該協議刊發日期爲二零零五年十一月十日的公告及向股東發出日期爲二零零五年十一月二十二日的通函；

(5) 國泰航空及廈門太古飛機工程於二零零五年十一月十日訂立的廈門太古飛機工程外勤維修協議，國泰航空及港機工程已分別就該協議刊發日期爲二零零五年十一月十日的公告及向股東發出日期爲二零零五年十一月二十二日的通函；及/或

(6) 國泰航空集團及港機工程集團之間就維修飛機、備件及部件不時訂立的任何進一步協議。

我們從董事方面知悉，服務包括但不限於以下各項：

(1) 港機工程爲華民航空提供華民航空機隊全責維護全套服務，包括設立一個供華民航空租賃之旋轉部件及可修備件庫，以及爲存貨提供管理、後勤支援及維護服務；

(2) 港機工程於香港機場爲華民航空之機隊提供外勤維修服務，包括常規性維修檢查、非常規性維修、處理入境班機出現的技術問題、特別維修支援、停機坪服務、物料供應、工具供應、飛機放行及驗證，以及飛機地面支援；

(3) 港機工程爲國泰航空集團提供的服務：爲飛抵香港機場的飛機提供外勤維修服務；在香港機場提供基地維修服務；綜合倉儲及物流支援服務，包括收貨/檢查、倉儲、分配、進出口服務；物料供應；部件及航電大修服務；及工程服務；及/或

(4) 廈門太古飛機工程爲國泰航空集團提供的服務：倉儲設施、物料供應、在廈門提供基地維修服務、工程服務、爲飛抵廈門及國泰航空集團與廈門太古飛機工程不時協定的其他機場的飛機提供外勤維修服務。

我們知悉，外勤維修服務一般是指在正常過境、例行周轉或定期停放期間進行的有關維修服務，這些服務是爲確保飛機在下次飛行時的適航性和安全而必須進行的。基地維修服務是指主要結構及航電改裝、機艙翻新及塗漆等須使用機庫的大規模維修服務。

根據香港機場管理局所提供的資料，我們知悉目前在香港機場提供外勤維修服務的專營公司共有三家，分別爲中國飛機服務有限公司、泛亞太平洋航空服務有限公司及港機工程。由於港機工程是唯一一家可於香港機場營運基地維修服務直至二零三六年的服務供應商，因此在三家專營公司中，港機工程是主要具備設施提供整套綜合服務的飛機維修公司，可透過其過境、技術服務及全面的機庫支援，同時提供外勤及基地維修服務。

我們曾對亞洲其他在過去三年間提供同類服務（包括外勤維修、基地維修、技術支援、供應品修理、大修及工程服務）的航空服務供應商進行研究，注意到各服務供應商爲不同的顧客提供不同範疇的維修服務，並且按工作逐次訂約。由於缺乏有關各服務供應商具體服務範疇詳情的公開資料，我們認爲較適當的做法是將有關協議跟港機工程現時與其他航空公司訂立的維修合約作出比較。

我們曾與董事進行商討，知悉公司制定了嚴謹的機隊維修要求。我們並已審閱框架協議及有關協議，知悉由港機工程集團提供的服務將須符合以下各項： (i) 由國泰航空集團與港機工程集團共同制定的特定維修要求；及 (ii) 根據訂明的機制計算各項服務的定價。

我們明白，由於港機工程集團向顧客提供的工程範圍各不相同，若比較國泰航空集團根據框架協議而支付的服務費用與港機工程集團收取其他顧客的服務收費是否一致，是不切實可行的。然而，董事已確認，框架協議及有關協議所給予港機工程集團的條款，並不比國泰航空集團給予獨立第三方的條款優厚。此外，我們亦與董事就框架協議及有關協議的整體定價機制進行商討，董事已確認所有條款均按公平原則磋商，並與港機工程集團以前維修合約的定價機制一致。

鑑於 (i) 公司與港機工程集團建立了超過五十七年的長期關係；(ii) 框架協議及有關協議所訂條款跟國泰航空集團以前與港機工程集團訂立的維修合

約相若；及(iii) 董事確認框架協議及有關協議給予港機工程集團的條款，並不比公司給予獨立第三方的條款優厚；因此我們確認，公司訂立框架協議及交易（包括年度上限）屬正常業務運作，符合公司及股東的整體利益。

2.2 框架協議的協議年期

我們注意到框架協議的年期為十年，超過上市規則第 14A.35 條界定的三年期限。

我們已識別出另外三份由其他飛機維修公司於過去三年內訂立的飛機或部件維修協議，而我們基於以下原因認為可作比較之用：

(a) 提供的服務涵蓋提供外勤、小型及基地維修；維修工序監控；工程及技術服務；部件支援；發動機維修及物流管理，跟按框架協議所提供的服務相若；及

(b) 可作比較的公司在航空工程業界中具備國際信譽和專業技術。

我們注意到以下三份有關維修、修理及大修服務的協議均具有五至十年的年期：(i) 瑞士 SR Technics 公司及阿拉伯 Sama 航空公司之間的綜合技術航空方案協議；(ii) 荷蘭航空工程維修公司及翡翠航空公司之間的全面飛機維修支援協議；及(iii) 新加坡航空工程公司及欣豐虎航空公司的維修、修理及大修服務協議。

我們曾與董事進行商討，知悉為使港機工程集團能以合乎成本效益的方式維護所需的設施、部件及備件，以提供服務予國泰航空集團，有需要為框架協議訂下十年的年期。考慮到框架協議的年期合乎業內一般處理方法，且在業內其他同類維修合約的年期範圍以內，因此我們確認框架協議的十年年期合乎業內一般處理方法。

3. 年度上限基準

3.1 設定年度上限的原因

港機工程是在香港機場一家主要同時提供外勤及基地維修服務的飛機維修公司，透過全面的機庫支援提供整套綜合服務，包括過境及技術服務。我們知悉，港機工程現時在香港機場為大部分航空公司提供服務。

誠如董事局函件所述，截至二零零六年十二月三十一日止四個年度的實際服務費用及截至二零一六年十二月三十一日止的十年間的服務費用年度上限如下，而該等年度上限歸納及取代過往就交易所設定的年度上限：

(港幣百萬元)	2003 實際	2004 實際	2005 實際	2006 實際	
服務	1,227	1,345	1,476	1,627	

(港幣百萬元)	2007 上限	2008 上限	2009 上限	2010 上限	2011 上限
服務	3,000	3,300	3,630	3,993	4,393

(港幣百萬元)	2012 上限	2013 上限	2014 上限	2015 上限	2016 上限
服務	4,832	5,315	5,846	6,431	7,075

根據框架協議提供的服務包括按照過往港機工程集團及國泰航空集團之間各有關協議所提供的服務，該等交易的年度上限已列述於本函件第 2.1 節中提述的公告及股東通函。按照框架協議所設定的年度上限將歸納各有關協議項下的各年度上限。如通函所開列，該等年度上限取代過往就有關協議項下的交易所設定的年度上限。

3.2 年度上限基準

我們在確定上述公司建議的年度上限是否公平合理及符合公司及股東的整體利益時，已就交易的年度上限與董事檢討及討論設定有關基準的問題。

我們曾與董事進行商討，知悉建議的年度上限是基於以下各項而釐定：(i) 交易在截至二零零六年十二月三十一日止四個年度的過往實際年值；(ii) 在考慮到已落實訂購三十六架於二零零七年至二零一零年間交付的飛機後，就集團的機隊規模、年度飛機使用量及其他營運參數作出的集團內部預測；及 (iii) 因應國泰航空集團飛機的增長、定期維修及可能需要進行的非定期維修使服務水平可能出現變化而設有的合理緩衝額。

對年度上限作出定論前，我們曾與董事商討，並對亞太區整體航空業進行研究。現謹將我們的分析羅列如下：

3.2.1 國泰航空現有業務及擴展計劃

國泰航空是一家大型航空公司，提供貨運及客運服務前往世界各地。根據公司二零零六年年度報告書，二零零六年的可載客量較二零零五年增加 10.9%。除可載客量外，集團二零零六年的貨運收益亦較二零零五年增加 10.9%，原因是歐洲、日本及美國對中國內地製品的需求持續增加。於二零零六年，國泰航空、港龍航空及華民航空的機隊繼續擴充，分別增加六架、四架及兩架飛機。於二零零六年六月，國泰航空訂購了兩架波音 777-300ER 客機及六架波音 747-400ERF 貨機。公司亦營運更多班次，並與其他航空公司就全球多個航點作出新的代號共享安排，進一步加強香港作爲環球航運樞紐的地位。

3.2.2 對服務年度上限的分析

我們知悉，二零零七年的服務年度上限港幣三十億元，是參考二零零六年的服務費用過往實際金額港幣十六億二千七百萬元而釐定。

我們注意到，服務的二零零七年年度上限較二零零六年的實際金額高約84.4%。我們曾與董事進行商討，得悉出現如此升幅的主要成因為：(i) 董事相信國泰航空集團將繼續擴大其機隊規模，以加強香港作為主要環球航運樞紐的地位；(ii) 集團落實訂購的三十六架飛機於二零零七年至二零一零年間交付；(iii) 增加新航線前往世界各地；(iv) 增加現有航線的班次，從而提高年度飛機使用量；(v) 港龍航空已於二零零六年九月成為國泰航空的全資附屬公司；(vi) 港機工程位於香港機場的第二個機庫和廈門太古飛機工程位於廈門的第五個機庫分別於二零零六年十二月和二零零七年中啓用；及 (vii) 已加入 30% 的緩衝額，以提供靈活性應付服務水平可能因應國泰航空集團機隊的增長及定期和非定期維修而出現變化。

(i) 擴充機隊

我們曾與董事進行商討，得悉國泰航空的機隊截至二零零六年已增至102 架（二零零五年十二月三十一日：96 架）。我們注意到落實訂購的三十二架飛機分別於二零零七年交付十架、二零零八年交付十一架和二零零九年及以後交付十一架。我們從董事方面瞭解，若干交付的飛機必須進行改裝，所有飛機須經公司檢查，方可投入服務。故此，董事估計於二零零七年年底將有 112 架飛機營運（包括預計於二零零七年交付及租賃的飛機）。董事預計，國泰航空的機隊將於二零零八年年底增至 123 架，較二零零六年十二月三十一日時增長 20.6%。

港龍航空於二零零六年九月成為國泰航空的全資附屬公司。港龍航空於二零零六年接收三架空中巴士 A330-300 客機及一架波音 747-400BCF 貨機，至二零零六年年底擴充其機隊至三十七架飛機。港龍航空期望於二零零七年接收另外三架飛機。

華民航空於二零零六年接收兩架空中巴士 A300-600F 貨機，至二零零六年年底擴充其機隊至八架貨機。

(ii) 客運服務

我們在審閱國泰航空集團的年度報告書、中期報告書及其他有關國泰航空集團的公開資料後，知悉可用座位千米數（計算航空公司可運載量的單位，以航空公司提供的座位數目乘以飛行的千米數計算）錄得總體增長，二零零六年較二零零五年增長約 10.9%。

我們在審閱波音公司於二零零六年發表的航空研究報告後，得悉全球客運量在未來二十年間預計每年增加 4.9%，其中中國內地及印度等正在冒起的經濟領域的增長將領先其他地區。根據有關國泰航空集團的公開資料，我們得悉國泰航空集團已在很大程度上超越了波音公司預計的全球客運量增長。我們與董事進行商討後，得悉國泰航空於二零零六年已增加前往阿德萊德、奧克蘭、宿霧、法蘭克福、首爾及上海的航班，並增加前往北美洲的運載量。隨著機隊二零零七年接收新飛機而得到擴展，董事期望國泰航空的現有網路及運載量將進一步擴大。

根據香港旅遊發展局的資料，我們留意到二零零七年第一季度來自以下地區的訪港旅客人數較去年同期增長如下：北亞 10.3%；歐洲、非洲及中東 17.6%；澳大利亞、新西蘭及南太平洋區 9.2%；和美洲 6.8%，並且預計訪港旅客總人數（包括經陸上交通來港的中國內地旅客）於二零零七年將較二零零六年增長 4.6%。

(iii) 貨機服務

我們在審閱國泰航空集團的年度報告書、中期報告書及其他有關集團的公開資料後，知悉貨物及郵件噸千米數（計算航空公司貨物可運載量的單位，以航空公司提供的貨位乘以飛行的千米數計算）錄得總體增長，二零零六年較二零零五年增長約 13.5%。

誠如波音公司的研究報告所述，預計世界航空貨運量在未來二十年間每年平均增加 6.1%。預料亞洲航空貨運市場在未來數年將繼續穩定增長，並預料會繼續領先世界航空貨運業。我們注意到，國泰航空集團的表現大體上超越波音公司對世界航空貨運業增長的預測。我們亦注意到，亞洲區內航空貨運業出現如此增長，主要成因為：(i) 亞洲區內經濟及交通方面的增長；及 (ii) 亞太區推行全球化以及外商直接投資上升，使航機班次更趨頻密，直航服務愈見增加。

正如國泰航空集團二零零六年年度報告書所述，由於歐洲、日本及美國對中國內地製品的需求持續增加，因此集團在二零零六年錄得破紀錄的年度貨運收益。於二零零六年，國泰航空增添了北京、晨奈、斯德哥爾摩及多倫多四個貨運站，以及加開了前往達拉斯/亞特蘭大及上海的貨運航班。國泰航空於二零零六年十一月榮獲「亞太航空中心全年最佳貨運航空公司」殊榮。

(iv) 港機工程集團的可處理量

我們從港機工程二零零六年年度報告書得悉，由於香港航空交通量增加，使飛機維修工程需求上升，港機工程位於香港機場的第二個機庫已於二零零六年十二月啓用。港機工程與香港機場管理局訂立協議，於香港機場租用更多土地及將專營權期限延長至二零三六年。因此，

港機工程將可增建一個機庫，計劃於二零零九年上半年啓用，而餘下的空間可供日後興建另一個機庫之用。

廈門太古飛機工程現正興建第五個可容納兩架廣體飛機的機庫，預期於二零零七年中啓用，第六個機庫計劃於二零零九年首季啓用。

我們知悉集團在客運及貨運服務的總體表現超越了業界研究報告提述的平均運輸增長幅度。我們就公司建議的年度上限的分析乃基於我們根據宏觀因素對公司預測所作的檢討。鑑於 (i) 集團飛機數目將隨著已確實訂購的三十六架飛機從二零零七年至二零一零年間付運而增加，計劃中的航班次數亦將隨之而增加；(ii) 客運及貨運服務持續增長；(iii) 港機工程於香港機場及廈門太古飛機工程於廈門機場的可處理量增加，因此我們認爲二零零七年的年度上限屬公平合理。二零零八年至二零一六年的年度上限每年增長約 10%，是爲應付因國泰航空集團機隊的增長、定期及非定期維修可能使服務水平出現變化而提供合理的緩衝額，我們認爲這是合理的做法。

4. 我們的結論

我們在參考以下各項後審閱了框架協議、協議年期及交易（包括年度上限）的條款：(i) 交易年值的過往數據及國泰航空集團的擴展策略；(ii) 航空貨運業預期穩步增長以及亞太區及全球客運及航空貨運業務整體前景樂觀；(iii) 集團已確實訂購三十六架飛機，將由二零零七年至二零一零年間付運；及 (iv) 獲得一家信譽良好、業務穩定，且在提供服務方面經驗豐富，並與集團合作了超過五十七年之久的維修公司。

經考慮上述主要因素及原因後，鑑於：

(i) 國泰航空機隊的維修工作已由港機工程負責超過五十七年，並由一九九六年起同時由廈門太古飛機工程負責；

(ii) 港機工程集團具有提供服務所需的專業知識及效率，有助國泰航空集團以符合成本效益和有利於集團業務的方式維修機隊；

(iii) 框架協議、協議年期及交易（包括年度上限）所給予港機工程集團的條款，並不比公司給予獨立第三方的條款優厚；

(iv) 年度上限乃經董事適當及審慎考慮後作出；及

(v) 公司將遵守上市規則第 14A.37-41 條規定的持續責任，並在二零一六年十二月三十一日以後或超逾年度上限或框架協議的條款有重大修訂時，將重新遵守有關的上市規則，

因此我們認爲，框架協議、協議年期及交易（包括年度上限）的條款屬公平合理，符合公司及股東的整體利益。

整體建議

經考慮上述各項主要因素後，我們認爲框架協議、協議年期及交易（包括年度上限）乃根據正常商業條款訂立，且在公司一般正常商業運作中訂立，屬公平合理，且符合公司及股東的整體利益。因此，我們建議獨立股東，並懇請獨立董事委員會建議獨立股東，對特別股東大會上動議通過框架協議、協議年期及交易（包括年度上限）的普通決議案投贊成票。

代表
德國商業銀行香港分行

陳嘉忠	黃倩暉
高級副總裁兼企業融資部主管 - 亞太區	企業融資部副總裁 - 亞太區

二零零七年五月三十一日

責任聲明

本文件的資料是爲遵照上市規則而刊載，旨在提供有關公司的資料。

各董事願意共同及個別就本文件所載資料的準確性承擔全部責任，並在作出一切合理查詢後，確認就其所知及所信，本文件並無遺漏任何事實，足以令本文件所載任何內容產生誤導。

重大不利轉變

董事確認，於最後可行日期，董事並不知悉集團的財務或營業狀況自二零零六年十二月三十一日（即公司最近一次公佈的經審核賬目的編製結算日期）以來，曾出現任何重大不利轉變。

權益披露

(a) 董事及行政總裁的股份權益

除下文所披露者外，於最後可行日期，公司董事或行政總裁並無在公司或任何相聯法團（定義見證券及期貨條例）的股份、相關股份及債券中擁有任何(a)根據證券及期貨條例第 XV 部第 7 及第 8 分部須知會公司及聯交所的權益或淡倉（包括根據證券及期貨條例有關條文被視爲或當作持有的權益及淡倉）；或(b)根據證券及期貨條例第 352 條須列入有關條例所述的登記冊的權益或淡倉；或(c)根據標準守則須知會公司及聯交所的權益或淡倉。

<u>於國泰航空股份的權益</u>

董事姓名	持有身份	好倉或淡倉	持有公司普通股數目	佔已發行股本百分率
陳南祿	實益擁有人	好倉	9,000	0.00023%
湯彥麟	實益擁有人	好倉	5,000	0.00013%

(b) 主要股東

除下文所披露者外，就公司董事及行政總裁所知，概無任何人士於最後可行日期在公司的股份及相關股份（包括認股權）中擁有權益或淡倉而須根據證券及期貨條例第 XV 部第 2 及第 3 分部的規定作出披露：

<u>於國泰航空股份的權益</u>

名稱	普通股數目	好倉或淡倉	佔已發行股本百分率
中國國際航空股份有限公司	2,948,122,554	好倉	74.98%
中國航空集團公司	2,948,122,554	好倉	74.98%
中航興業有限公司	2,948,122,554	好倉	74.98%
中信泰富有限公司	2,948,122,554	好倉	74.98%
太古股份有限公司	2,948,122,554	好倉	74.98%
英國太古集團有限公司	2,948,122,554	好倉	74.98%

附註：於最後可行日期，

(a) 根據證券及期貨條例第 317 條，中國國際航空股份有限公司、中航興業有限公司、中信泰富有限公司及太古股份有限公司，各自作爲於二零零六年六月八日訂立有關公司的股東協議的合約方，被視爲擁有合共 2,948,122,554 股公司股份權益，其中包括：

(i) 太古股份有限公司直接持有的 1,572,332,028 股；

(ii) 中信泰富有限公司及其全資附屬公司 Super Supreme Company Limited 間接持有的 687,895,263 股，其中包括其全資附屬公司持有的公司股份： Custain Limited 持有的 286,451,154 股、Grand Link Investments Holdings Ltd. 持有的 189,976,645 股、Perfect Match Assets Holdings Ltd. 持有的 21,809,399 股及 Smooth Tone Investments Ltd. 持有的 189,658,065 股；

(iii) 中航興業有限公司間接透過其全資附屬公司 Angel Paradise Ltd. 持有的 288,596,335 股；及

(iv) 中國國際航空股份有限公司及其附屬公司 Total Transform Group Limited 間接持有的 399,298,928 股，其中包括其全資附屬公司 Easerich Investments Inc. 持有的 191,922,273 股及 Motive Link Holdings Inc. 持有的 207,376,655 股。

(b) 中國國際航空股份有限公司被視爲擁有其附屬公司中航興業有限公司間接持有的 288,596,335 股。

(c) 中國航空集團公司被視爲擁有合共 2,948,122,554 股公司股份權益，因其附屬公司中國國際航空股份有限公司及中航興業有限公司被視爲擁有該等股份權益。

(d) 由於英國太古集團有限公司集團直接或間接擁有相當於約 34.14%的已發行股本及約 54.72%的投票權的太古股份有限公司股份權益，而太古股份有限公司被視爲擁有 2,948,122,554 股公司股份，因此英國太古集團有限公司及其全資附屬公司香港太古集團有限公司亦被視爲擁有該等股份權益。

(c) 公司授予的認股權詳情

公司於一九九九年三月十日採納一項股份認購權計劃（「計劃」）。於一九九九年三月十五日，根據此計劃以行使價每股港幣 7.47 元授出相當於 68,327,000 股公司股份的認股權，給予支付港幣一元以獲認股權的航空機組人員。此計劃現已結束，再無任何認股權可根據此計劃發行。各董事或行政總裁概無根據此計劃獲授予任何認股權。

除在有限情況外，相等於 50%股份的認股權於二零零二年三月十五日開始可行使，而餘數則於二零零四年三月十五日開始可行使。除在有限情況外，所有認股權須於二零零九年三月十四日前行使。

於最後可行日期，尚未行使的認股權相當於 6,528,000 股公司股份，詳情如下：

授出日期	於最後可行日期尚未行使認股權數目	認購期	每股認購價港幣
15/03/1999	6,528,000	15/03/1999 - 14/03/2009	7.47

(d) 公司旗下附屬公司的主要股東

就公司董事或行政總裁所知，截至最後可行日期，下述人士持有有權於以下公司旗下附屬公司的股東大會上投票的已發行股本 10%或以上權益：

附屬公司名稱	股東名稱	所持股份數目及類別	持股量百分率
聯亞旅遊資訊系統（香港）有限公司	PCCW Enterprises Limited	5,778,945 股普通股	37.04%
香港華民航空有限公司	DHL Worldwide Express BV	36,268,000 股 B 股普通股	40%
CLS Catering Services Limited	LSG Lufthansa Services GmbH	132,032 股普通股	40%

(e) 董事於競爭業務的權益

白紀圖、陳南祿及李家祥爲中國國際航空股份有限公司的董事。由於中國國際航空股份有限公司經營的若干航點與集團相同，因此直接或間接與集團業務構成競爭或可能構成競爭。

董事認爲集團能夠並確實以獨立於中國國際航空股份有限公司競爭業務的方式及按公平原則經營業務。

(f) 其他董事權益

陳南祿、郭鵬、何祖英、何禮泰及白紀圖均爲太古的董事，亦爲英國太古集團有限公司集團（「太古集團」）的僱員，顏堅信及湯彥麟亦爲太古集團僱員，而范鴻齡、莫偉龍及張立憲爲中信泰富的董事及僱員。白紀圖、陳南祿及李家祥爲中國國際航空股份有限公司的董事。如上文所述，太古、英國太古集團有限公司、中信泰富及中國國際航空股份有限公司均爲公司的主要股東。

公司與香港太古集團有限公司（「香港太古集團」）訂有服務協議（「太古協議」），香港太古集團根據該協議提供的服務，包括由香港太古集團提供太古集團董事及高級行政人員所給予的意見及專業知識、太古集團職員提供的全職或兼職服務、其他行政管理及相類服務，以及不時由雙方協定的其他服務。

香港太古集團就該等服務收取年度服務費，按公司扣除稅項及少數股東權益前綜合溢利的 2.5%計算，並經若干調整。公司亦須按成本價償付太古集團因提供服務所引致的一切開支。

太古協議由二零零五年一月一日開始生效，將於二零零七年十二月三十一日終止。除非協議任何一方於任何一年的十二月三十一日期滿前給予另一方不少於三個月通知終止協議，否則協議將於此後每三年續期一次。

顏堅信、陳南祿、郭鵬、何禮泰、何祖英、白紀圖、湯彥麟及韋立邦為太古集團董事及/或僱員，在太古協議中有利益關係。

(g) 資產權益

於最後可行日期，董事及在本附錄內題為「同意書及專業人士」一段所提及的專業人士，概無並且未曾在集團任何成員公司自二零零六年十二月三十一日（即集團最近一次公佈的經審核賬目的編製結算日期）以來所購買、出售或租賃或建議購買、出售或租賃的任何資產中直接或間接持有任何權益。

(h) 服務合約

董事概無與公司訂有不可由公司免付賠償金（法定的賠償金除外）而於一年內終止的服務合約。

同意書及專業人士

德國商業銀行已就此通函的刊發發出同意書，同意以此通函所示的形式及涵義轉載其函件及引述其名稱，且迄今並無撤回其同意書。

專業人士的資格

以下為於此通函內提供意見或建議的專業人士的資格：

名稱	德國商業銀行
資格	德國商業銀行，透過其香港分行經營，為根據銀行業條例註冊之持牌銀行及證券及期貨條例項下認可財務機構，可進行證券及期貨條例附表 5 所載第 1 類（證券交易）、第 4 類（就證券提供意見）及第 6 類（就機構融資提供意見）之受規管活動，並獲委任為獨立董事委員會的獨立財務顧問。

於最後可行日期，德國商業銀行並無於集團任何成員公司直接或間接擁有任何持股權益，亦無權（無論是否可依法執行的權利）認購或提名任何人士認購集團任何成員公司的證券。

備查文件

由現時至二零零七年六月二十九日（包括該日）期間除公眾假期外各工作日的一般辦公時間內，股東可於公司的註冊辦事處（地址爲香港金鐘道八十八號太古廣場二座三十五樓）查閱框架協議及有關協議的副本。

投票程式

根據公司章程，於任何股東大會上，如以舉手方式表決，每名親身出席的股東可投一票，而如以投票方式表決，則每名親身或委任代表出席的股東每持有一股繳足股份可投一票。每項提呈進行投票的決議案將以舉手方式表決，除非在宣佈舉手表決結果或撤回任何其他投票要求之時或之前，正式要求以投票方式表決。公司章程第 72 條規定，在符合公司條例的條文下，以下人士可要求以投票方式表決：

(i) 大會主席；或

(ii) 至少三名親身或委任代表出席大會並有權在會上投票的股東；或

(iii) 一名或多名親身或委任代表出席的股東，其所持權益佔有所有有權出席大會並於會上投票的股東投票權的十分之一；或

(iv) 持有有權出席大會並於會上投票的股份（該等股份已繳足股款不少於賦予該權利的所有股份已繳足股款總額十分之一）的任何一名或多名親身或委任代表出席的股東。

國泰航空有限公司

(於香港註冊成立的有限公司)

(股票代號：293)

會議通告

茲通告國泰航空有限公司訂於二零零七年六月二十九日（星期五）上午十時正於香港金鐘道八十八號太古廣場一座五樓太古廣場會議中心舉行特別股東大會，以考慮並酌情通過或經修訂後通過下列決議案爲普通決議案：

普通決議案

動議：

批准公司訂立框架協議（協議副本已提呈大會，並由會議主席簽署以資識別）、協議年期、交易及下列的年度上限（公司於二零零七年五月三十一日發出的股東通函內的詞語釋義與本決議案所載者相同）：

	2007	2008	2009	2010	2011
(港幣百萬元)	上限	上限	上限	上限	上限
服務	3,000	3,300	3,630	3,993	4,393

	2012	2013	2014	2015	2016
(港幣百萬元)	上限	上限	上限	上限	上限
服務	4,832	5,315	5,846	6,431	7,075

承董事局命

公司秘書

傅溢鴻

香港，二零零七年五月三十一日

附註：

1. 有權出席上述通告所召開的會議及在會上投票的任何股東，可委任一位或以上的代表出席，並於投票表決時代其投票。代表毋須爲公司股東。

2. 委任代表表格必須在本會議或任何續會召開時間不少於四十八小時前送達公司的股份登記處香港中央證券登記有限公司，地址爲香港皇后大道東一八三號合和中心十八樓。

3. 特別股東大會將以投票方式表決。

CATHAY PACIFIC AIRWAYS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

FORM OF PROXY for use at the **Extraordinary General Meeting**

I/We ____

of ____

being a Member/Members of Cathay Pacific Airways Limited, hereby appoint CHRISTOPHER DALE PRATT of Hong Kong or failing him CHEN NAN LOK PHILIP of Hong Kong or failing him Chairman of the Meeting or (see Note 1) ______________________________

of ____

as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held on Friday, 29th June 2007 at 10:00 a.m. at the Pacific Place Conference Centre, Level 5, One Pacific Place, 88 Queensway, Hong Kong and at any adjournment thereof on the undermentioned resolution as indicated:

	For (see Note 2)	Against (see Note 2)
Ordinary Resolution		

Number of ordinary shares to which this proxy relates (see Note 3)

Signature ______________________

Dated ______________________ 2007

Notes:

1. If you wish to appoint another person (who need not be a Member of the Company) as proxy the names as shown above should be deleted and the name and address of the other person inserted.
2. Please indicate with " √ " in the appropriate space opposite the resolution how you wish the proxy to vote on your behalf. If this form of proxy is signed and returned without any indication as to how the proxy shall vote, he will exercise his discretion as to whether or not he abstains from voting and, if appropriate, as to how he votes. Unless instructed otherwise, your proxy may also vote or abstain from voting as he thinks fit on any other business (including any amendment to the resolution) which may properly come before the meeting.
3. Please insert the number of ordinary shares to which this proxy relates in the box provided. If a number is inserted, this form of proxy will be deemed to relate only to those shares. If no number is inserted, this form will be deemed to relate to all the ordinary shares in the Company which are registered in your name (whether alone or jointly with others).
4. In the case of joint shareholders, this form of proxy must be signed by the shareholder whose name stands first in the Register of Shareholders.
5. In the case of a corporation, this form of proxy should be under its common seal or under the hand of an officer of the corporation duly authorised.
6. To be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at Computershare Hong Kong Investor Services Limited, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting.
7. Whether or not you intend to be present at the extraordinary general meeting you are requested to complete the form of proxy. The completion of a form of proxy and returning it to the Registrars of the Company will not preclude you from attending and voting in person at the meeting or poll concerned and, in such event, the appointment of the proxy will be deemed to be revoked.
8. The vote at the Extraordinary General Meeting will be taken by poll.

國泰航空有限公司

（於香港註冊成立的有限公司）

（股票代號: 293）

特別股東大會委任代表表格

本人/吾等____

地址爲____

乃國泰航空有限公司之股東，茲委任白紀圖，如其不能出任，或陳南祿(彼等皆爲香港居民)，如其不能出任，或大會主席，或(附註 1)______________________

地址爲____

爲本人/吾等之代表，代表本人/吾等出席於 2007 年 6 月 29 日(星期五)上午 10 時正在香港金鐘道 88 號太古廣場一座 5 樓太古廣場會議中心舉行之本公司特別股東大會及其任何續會，及就下列決議案，按以下指示投票表決：

	贊成(附註 2)	反對(附註 2)
普通決議案		

與本委任代表表格有關之普通股數目(附註 3)

簽名: ______________________

日期: 2007 年______月______日

附註：

1. 如台端擬委任其他人士爲代表(代表毋須爲本公司股東)，則請將上文所列之名字刪除，並在空格中填寫所欲委任之人士之姓名及地址。
2. 請在決議案旁之空格以「√」表明台端欲代表如何代台端表決。倘若台端交回此表格時已簽署惟未有表明代表應如何投票，則代表可自行決定是否棄權或如何投票。除另有指示外，台端之代表亦可自行酌情就於大會上提出之任何其他事項(包括對決議案之修訂)投票或放棄投票。
3. 請在已備之欄內填上與本委任代表表格有關之普通股數目。如填上數目，此委任代表表格將被視爲僅與該等股份有關。否則，本表格將被視爲與以台端名義（無論個人或與其他人士聯名）登記之全部本公司普通股有關。
4. 如屬聯名股東，此表格應由於股東名冊上名列首位者簽署。
5. 如爲一間公司，則須在此表格上加蓋公章，或由經正式授權之該公司行政人員簽署。
6. 此委任代表表格連同授權簽署此表格之授權書或其他文件，或該等授權書或文件經公證人簽署證明之副本，須在指定開會時間之前最少 48 小時送達香港皇后大道東 183 號合和中心 18 樓本公司之股份登記處香港中央證券登記有限公司，方爲有效。
7. 無論台端是否擬出席股東週年大會，均請填寫委任代表表格。台端將委任代表表格填妥並交回本公司之股份登記處後，仍可親自出席大會，並可於表決時親自在會上投票，而在此情況下，此委任代表表格則作廢。
8. 特別股東大會將以投票方式表決。

END